Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

SIGMA-ALDRICH CORPORATION,

MERCK KGAA,

and

MARIO II FINANCE CORP.

Dated as of September 22, 2014

5.16	Opinion of Financial Advisor; Brokers	27
5.17	Properties	27
5.18	Affiliate Transactions	29
5.19	Contracts	29
5.20	Information Supplied	32
5.21	Government Contracts	32
5.22	Key Customers and Suppliers	33
5.23	No Other Parent or Merger Sub Representations or Warranties	33

Article VI Representations and Warranties of Parent and Merger Sub

6.1	Organization, Good Standing and Qualification	33
6.2	Corporate Authority and Approval	34
6.3	No Conflict; Required Filings and Consents	34
6.4	Litigation	35
6.5	Capital Resources	35
6.6	Capitalization of Merger Sub	36
6.7	Brokers	36
6.8	Stock Ownership	36
6.9	Absence of Certain Arrangements	36
6.10	Information Supplied	36
6.11	No Other Company Representations or Warranties	37

Article VII Covenants

7.1	Interim Operations	37
7.2	Acquisition Proposals; Change in Recommendation	42
7.3	Proxy Statement	46
7.4	Company Stockholders Meeting	47
7.5	Filings; Other Actions; Notification	48
7.6	Access and Reports	51
7.7	Stock Exchange De-listing; Exchange Act Deregistration	52
7.8	Publicity	52
7.9	Employee Benefits	53
7.10	Expenses	54
7.11	Indemnification; Directors’ and Officers’ Insurance	54
7.12	Takeover Statutes	56
7.13	Financing Cooperation	56
7.14	Financing	59
7.15	Rule 16b-3	61
7.16	Stockholder Litigation	61
7.17	Control of Operations	62
7.18	Adoption by Sole Stockholder of Merger Sub	62

ii

Article VIII Conditions

8.1	Conditions to Each Party’s Obligation to Effect the Merger	62
8.2	Conditions to Obligations of Parent and Merger Sub	63
8.3	Conditions to Obligation of the Company	64
8.4	Frustration of Closing Conditions	64

Article IX Termination

9.1	Termination by Mutual Consent	65
9.2	Termination by Either Parent or the Company	65
9.3	Termination by the Company	65
9.4	Termination by Parent	66
9.5	Effect of Termination and Abandonment	66

Article X Miscellaneous and General

10.1	Survival	70
10.2	Modification or Amendment	70
10.3	Waiver of Conditions	71
10.4	Counterparts; Effectiveness	71
10.5	Governing Law and Venue; Waiver of Jury Trial; Remedies	71
10.6	Notices	74
10.7	Entire Agreement	75
10.8	No Third Party Beneficiaries	75
10.9	Obligations of Parent and of the Company	76
10.10	Transfer Taxes	76
10.11	Definitions	76
10.12	Severability	77
10.13	Interpretation; Construction	77
10.14	Assignment	78
10.15	No Recourse	78

Annex A	Table of Defined Terms

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of September 22, 2014, among Sigma-Aldrich Corporation, a Delaware corporation (the “Company”), Merck KGaA, a German corporation with general partners (“Parent”) and Mario II Finance Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) and the executive board of Parent (the “Parent Board”) and the board of directors of Merger Sub have approved the merger of Merger Sub with and into the Company, with the Company as the surviving corporation in the merger (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, in accordance with the provisions of the Delaware General Corporation Law, as amended (the “DGCL”), and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue under the DGCL unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, at 9:00 a.m. (New York time) on the fifth (5th) business day following the day on which the last to be satisfied or waived (to the extent permitted by applicable Law) of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable Law) of those conditions) shall be satisfied or waived in accordance with this Agreement, by electronic exchange of documents and signatures, or at such other place, time and date as the parties to this Agreement may agree in writing (the actual time, and date of the Closing being referred to herein as the “Closing Date”). For purposes of this Agreement, the term “business day” shall mean any day (other than a Saturday or Sunday) on which banks are open for general business in New York, New York, London, England, Luxembourg City, Luxembourg and Frankfurt am Main, Germany, and which is also a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on 19 November 2007 is open for the settlement of payments in euro.

1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall cause the Merger to be consummated by causing a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL, and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with, and accepted for record by, the office of the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time or date as the Company and Parent shall agree in writing and specify in the Certificate of Merger in accordance with applicable Law (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

1.4 Effects of Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

ARTICLE II

CERTIFICATE OF INCORPORATION AND BYLAWS

OF THE SURVIVING CORPORATION

2.1 The Certificate of Incorporation. The certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation (the “Charter”) of the Surviving Corporation, except that the name of the Surviving Corporation shall be such name as Parent may designate, until thereafter amended as provided therein and in accordance with the applicable provisions of the DGCL (subject to Section 7.11).

2.2 The Bylaws. The by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein and in accordance with the applicable provisions of the DGCL (subject to Section 7.11).

ARTICLE III

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

3.1 Directors. The parties hereto shall take, and cause to be taken, all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, incapacitation, retirement, resignation or removal in accordance with the Charter and the Bylaws.

3.2 Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation, each to hold office until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, incapacitation, retirement, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE IV

EFFECT OF THE MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

4.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Merger Sub, the holder of any capital stock of the Company or the sole stockholder of Merger Sub:

(a) Merger Consideration. Each share (a “Share” or, collectively, the “Shares”) of common stock, par value $1.00 per share, of the Company (the “Common Stock”) issued and outstanding immediately prior to the Effective Time (including each outstanding restricted share granted under the Stock Plans) other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, in each case not held on behalf of third parties, (ii) Dissenting Shares (as defined below), and (iii) Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company (each Share referred to in clause (i) through (iii) above being an “Excluded Share” and collectively, “Excluded Shares”) shall be automatically converted into the right to receive $140 in cash (the “Per Share Merger Consideration”), without interest. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) or non-certificated Share represented by book-entry (“Book-Entry Shares”) formerly representing any Shares (other than Excluded Shares) shall thereafter cease to have any rights with respect to such Shares and shall represent only the right to receive the Per Share Merger Consideration multiplied by the number of such Shares formerly represented thereby, without interest.

(b) Cancellation of Excluded Shares. Each Excluded Share, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the Record Holder of any Dissenting Shares to receive the payment to which reference is made in Section 4.2(f) with respect to such Dissenting Shares. For purposes of this Agreement, the term “Record Holder” means, with respect to any Shares (whether represented by Certificate or Book-Entry Shares), a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.

(c) Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. From and after the Effective Time, any certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

4.2 Payment.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent, which is a U.S.-based nationally recognized bank or trust company reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the Record Holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make the aggregate payments under Section 4.1(a) for the Shares other than the Excluded Shares (such cash being hereinafter referred to as the “Exchange Fund”), and, in connection therewith, shall enter into an agreement with the Paying Agent in form and substance reasonably acceptable to the Company. If a Dissenting Stockholder effectively withdraws its demand for, or loses its, appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, Parent shall, reasonably promptly thereafter, make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (i) the number of Dissenting Shares for which the Dissenting Stockholder has withdrawn its demand for, or lost its, appraisal rights pursuant to Section 262 of the DGCL and (ii) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 4.1(a) shall be promptly returned to the Surviving Corporation or Parent (at Parent’s election). To the extent that there are any losses with respect to any such investments such that the Exchange Fund diminishes below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a) or the Exchange Fund otherwise is insufficient to make the payments required under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly deposit, replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is maintained at a level sufficient for the Paying Agent to make such aggregate payments under Section 4.1(a).

(b) Payment Procedures.

(i) Letter of Transmittal. Reasonably promptly (and in any event, within three (3) business days) after the Closing Date, the Surviving Corporation shall cause the Paying Agent to mail (or cause to be mailed) to each Record Holder of Shares (other than Excluded Shares) (x) a letter of transmittal for use in collecting the amount to which such Record Holder is entitled as a result of the Merger, such letter of transmittal to be in such customary form as Parent and the Company shall reasonably agree and (y) instructions for use in effecting the surrender of Shares in exchange for the Per Share Merger Consideration.

(ii) Payment for Shares. Upon delivery of such letter of transmittal to the Paying Agent by any Record Holder of Shares (other than Excluded Shares), duly completed and validly executed in accordance with its instructions, and surrender to the Paying Agent of the Certificate or Book-Entry Shares (if any) that immediately prior to the Effective Time represented such Shares (or affidavit of loss in lieu thereof as provided in Section 4.2(e)), such Record Holder shall be entitled to receive from the Exchange Fund a cash amount equal to the number of such Shares multiplied by the Per Share Merger Consideration, and, if applicable, the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable as provided above. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. Risk of loss of and title to any Certificate or Book-Entry Shares will pass only upon proper delivery as provided above. In the event of a transfer of ownership of Shares represented by a Certificate that is not registered in the transfer records of the Company, a check for any cash to be delivered upon compliance with the procedures described above may be issued to the transferee if the applicable letter of transmittal is accompanied by all documents reasonably required by the Paying Agent to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. The Per Share Merger Consideration, paid in full with respect to any Share in accordance with the terms hereof, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Share.

(iii) Special Payment Procedures for DTC. Prior to the Effective Time, Parent and the Company shall cooperate in good faith to establish customary procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (x) if the Closing occurs at or prior to 11:30 a.m. (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date an amount in cash from the Exchange Fund in immediately available funds equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time, multiplied by the Per Share Merger Consideration (such amount, the “DTC Payment”), and (y) if the Closing occurs after 11:30 a.m. (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first business day after the Closing Date an amount in cash from the Exchange Fund in immediately available funds equal to the DTC Payment.

(c) Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Person presents to the Surviving Corporation, Parent or Paying Agent any Certificates or Book-Entry Shares or any transfer instructions relating to Shares cancelled in the Merger, such Person shall be given a copy of the letter of transmittal and related instructions referred to in Section 4.2(b)(i) and instructed to comply with the instructions in that letter of transmittal in order to receive the Per Share Merger Consideration to which such Person is entitled pursuant to this Article IV.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the Record

Holders of Shares for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation. Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) for payment of the Per Share Merger Consideration for such Shares upon compliance with the instructions in the form of letter of transmittal referred to in Section 4.2(b)(i), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Record Holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Shares shall not have been surrendered immediately prior to the date on which any cash payable in respect of such Shares would otherwise escheat to or become the property of any Governmental Entity, any such cash shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, and any permitted successors and assigns of such Person.

(e) Lost, Stolen, Mutilated or Destroyed Certificates. In the event any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit (satisfactory to the Paying Agent, acting reasonably) of that fact by the Person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by the Paying Agent or Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by the Paying Agent or Parent as indemnity against any Action that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount equal to the number of Shares formerly represented by such lost, stolen, mutilated or destroyed Certificate multiplied by the Per Share Merger Consideration, without any interest thereon. When used in this Agreement, “Action” shall mean any action, claim, complaint, investigation, audit, petition, charge, suit, grievance, arbitration, hearing or other proceeding, whether civil or criminal, at law or in equity, by or before any Governmental Entity.

(f) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time (other than Shares included in clauses (i) and (iii) of the definition of Excluded Shares) and which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such Shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”), shall not be converted into or be exchangeable for the right to receive the Per Share Merger Consideration, but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration for each such Share, in accordance with Section 4.1(a), without interest. The Company shall give Parent (i) prompt written notice and a copy of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company stockholders’ rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal by Company stockholders under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable in respect of Shares cancelled in the Merger or pursuant to Section 4.3 such amounts required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be (i) timely remitted by Parent, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity and (ii) treated for all purposes of this Agreement as having been paid to the Record Holder of Shares or the recipient under Section 4.3 in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.

4.3 Company Equity Awards.

(a) As soon as reasonably practicable following the date hereof, and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Stock Plans) shall adopt such resolutions and take such other actions (including, with respect to each compensatory option to acquire Common Stock issued by the Company (“Company Stock Options”), providing the holder of each such Company Stock Option with advance notice of the cancellation of such Company Stock Option and an opportunity to exercise such Company Stock Option prior to the Effective Time, in each case to the extent required by the terms of the applicable Stock Plans), as may be required to provide that:

(i) at the Effective Time, each unexercised Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be canceled, with the holder thereof becoming entitled to receive an amount in cash (subject to applicable withholding) equal to (A) the excess, if any, of (1) Per Share Merger Consideration over (2) the exercise price per share of Company Common Stock subject to such Company Stock Option multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option (such amount, the “Option Amount”);

(ii) immediately prior to the Effective Time, each restricted stock unit award that was subject to performance-based vesting or delivery requirements (“Company Performance RSU Award”) that is outstanding immediately prior to the Effective Time shall vest as to the number of shares of Common Stock issuable pursuant to such Company Performance RSU Award upon attainment of the target level of performance applicable to such Company Performance RSU Award (the “Company Vested Performance RSU Shares”), and, at the Effective Time, the Company Vested Performance RSU Shares shall entitle the holder of such Company Performance RSU Award to receive an amount in cash (subject to applicable withholding) equal to (A) the Per Share Merger Consideration multiplied by (B) the number of Company Vested Performance RSU Shares attributable to such Company Performance RSU Award (such amount, the “Company Performance RSU Amount”);

(iii) immediately prior to the Effective Time, each restricted stock unit award granted by the Company subject to service-based vesting or delivery requirements only (“Company RSU Awards”) that is outstanding immediately prior to the Effective Time shall be fully vested, and, at the Effective Time, the vested shares of Company Common Stock subject to such Company RSU Award shall entitle the holder of a Company RSU Award to receive an amount in cash (subject to applicable withholding) equal to (A) the Per Share Merger Consideration multiplied by (B) the number of shares of Company Common Stock subject to such Company RSU Award at the Effective Time (such amount, the “RSU Amount”); and

(iv) immediately prior to the Effective Time, any other equity or equity-based award that is not a Company Stock Option, Company Performance RSU Award or Company RSU Award (a “Company Other Equity Award”, and collectively with the Company Stock Options, Company Performance RSU Awards and Company RSU Awards, the “Company Equity Awards”) that is outstanding immediately prior to the Effective Time shall be fully vested (except that any Company Other Equity Award that is subject to performance-based vesting shall vest at the target level of performance), and, at the Effective Time, the vested shares of Company Common Stock subject to such other Company Other Equity Award, shall entitle the holder of such other Company Other Equity Award to receive an amount in cash (subject to applicable withholding) equal to (A) the Per Share Merger Consideration multiplied by (B) the number of shares of Company Common Stock subject to such other Company Other Equity Award at the Effective Time (such amount, the “Company Equity Amount”).

(b) The term “Equity Award Amounts” means the sum of the aggregate Option Amounts, aggregate Company Performance RSU Amounts, aggregate RSU Amounts and aggregate Company Equity Amounts, and the term “Equity Award Amount” means the portion of the aggregate Option Amounts, Company Performance RSU Amounts, RSU Amounts or Company Equity Amounts (as applicable) payable to any holder of a Company Equity Award. Except as otherwise required under the terms of the applicable award or as necessary to avoid the imposition of any additional taxes or penalties on any Equity Award Amount pursuant to Section 409A of the Code, all amounts payable pursuant to this Section 4.3 shall be paid as promptly as practicable following the Effective Time, without interest.

(c) The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Company Common Stock or other capital stock of the Company to any person pursuant to or in settlement of Company Equity Awards or otherwise.

(d) At the Effective Time, Parent shall make a cash contribution to the Surviving Corporation in immediately available funds sufficient to permit the Surviving Corporation to make the payments required under this Section 4.3, and shall cause the Surviving Corporation to make such payments as promptly as practicable thereafter. Parent shall cause the Surviving Corporation to pay through a payroll agent appointed by Parent the applicable Equity Award Amounts, if any, to the holders of Company Equity Awards, subject to Section 4.2(g).

4.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change so as to provide the Record Holders the same economic benefit as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration. Nothing in this Section 4.4 shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Reports (as defined in Section 5.5, but excluding any risk factor disclosures contained under the heading “Risk Factors”, any disclosure of risks included or referenced in any “forward-looking statements” disclaimer or any other forward-looking or precautionary statements of risk) filed with the U.S. Securities and Exchange Commission (the “SEC”) on or after January 1, 2011 and prior to the date hereof (provided, that such exception shall not apply to Section 5.19) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection only to the extent the applicability of such disclosure is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1 Organization, Good Standing and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated under the laws of the State of Delaware. Each of the Subsidiaries of the Company is a legal entity duly organized under the Laws of its jurisdiction of organization. Each of the Company and its Subsidiaries is validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to have such power and authority or to be so organized, qualified, in good standing or to have such power or authority, individually or in the aggregate, would not result in a Company Material Adverse Effect (as defined below).

(b) The Company has, prior to the date hereof, made available to Parent complete and correct copies of the Company’s certificate of incorporation and bylaws, each as amended to the date hereof, and each as so delivered is in full force and effect.

For purposes of this Agreement, the term (i) “Subsidiary” means, when used with respect to any Person, any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing, directly or indirectly, 50% or more of the equity or 50% or more of the voting power (or, in the case of a partnership, 50% or more of the general partnership interests or limited partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person; (ii) “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, and for purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, partnership interests, other ownership interests, by contract or otherwise, and (iii) “Company Material Adverse Effect” means any change, effect, event, development, occurrence, or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, other than any change, effect, event, development, occurrence, or circumstance relating to (i) the economy or securities, credit, capital or financial markets in general (including any general suspension of trading on the NASDAQ Stock Market or any other stock exchange), (ii) the economic, business, financial, technological or regulatory environment generally affecting the industries in which the Company operates, (iii) changes in Law or applicable accounting regulations or principles or interpretations thereof, (iv) any change, in and of itself, in the Company’s stock price or trading volume, any change, in and of itself, in the ratings or ratings outlook for the Company or any of its Subsidiaries or any failure, in and of itself, by the Company to meet internal or published revenue or earnings projections for any period ending on or after the date hereof (it being understood that the underlying causes of such change or failure shall not be excluded by this clause (iv)), (v) an act of terrorism or an outbreak or escalation of hostilities or war (whether or not declared) or the existence, occurrence or continuation of any natural disasters or any national or international calamity or crisis, (vi) (A) announcement or pendency of this Agreement or (B) the entry into this Agreement or the consummation of the transactions contemplated by this Agreement or the performance by the Company, Parent or Merger Sub of this Agreement, including in the case of (A) and (B), any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, employees, financing sources, suppliers or business partners resulting or arising therefrom; provided that when used (1) to qualify any representation or warranty of the Company set forth in Section 5.4, Section 5.9(b) or Section 5.14(f) and (2) in the conditions to the obligations of Parent and Merger Sub set forth in Section 8.2(a)(i), “Company Material Adverse Effect” shall be read without giving effect to this clause (vi)(B) to the extent that the required action relates to the obligation of the Company under Section 7.1(a) or the action would result in a breach of the representation set forth in Section 5.4, Section 5.8(f), Section 5.9(b), Section 5.11 or Section 5.14(f), (vii) the failure to obtain any approvals or consents from any Governmental Entity in connection with the transactions contemplated by this Agreement (other than those consents described in Section 8.1(b)), (viii) any action taken by the Company or any of the Subsidiaries that is not in violation of this Agreement or any action taken by Parent, in each case, required to be taken under Section 7.5 to obtain approval or consent from a Governmental Entity of consummation of the Merger or the Transactions, (ix) any actions or claims made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company, but in any event only in their capacities as current or former stockholders) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger or (x) actions (or omissions) of the Company and its Subsidiaries taken (or not taken) with the prior written consent or at the prior written request of Parent; provided, that changes, effects, events, developments, occurrences or circumstances referred to in clauses (i), (ii), (iii) and (v) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect if and to the extent such change, effect, event, development, occurrence or circumstance has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries, as compared to other companies operating in the industries in which the Company and its Subsidiaries operate.

5.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 450,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”). As of the close of business on September 18, 2014, (A) 119,076,680 shares of Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive or similar rights, (B) no shares of Preferred Stock were outstanding or reserved for issuance, (C) 3,233,621 shares of Common Stock were issuable upon the exercise of vested and unvested Company Stock Options, with a weighted average exercise price of $63.98, (D) 174,504 shares of Common Stock were issuable upon the vesting of outstanding Company RSU Awards, (E) 341,419 shares of Common Stock were issuable upon the vesting of outstanding Company Performance RSU Awards (assuming achievement of the applicable performance goals at the one-hundred percent (100%) level) and (F) no shares of Common Stock were issuable upon the vesting of outstanding Company Other Equity Awards. Other than as set forth above in clauses (C), (D) and (E), and other than 7,000,000 Shares reserved for issuance in respect of future awards under the Stock Plans, as of the close of business on September 18, 2014, the Company has no Shares reserved for issuance. As of the close of business on September 18, 2014, there are no awards of equity or equity-based compensation that were not made under the Stock Plans (as defined below) or Company 401(k) Retirement Savings Plan (the “Company 401(k) Plan”). Except for any obligations pursuant to this Agreement, or as set forth above, as of the close of business on September 18, 2014, there are no preemptive or other outstanding rights, options, subscriptions, warrants, conversion rights, stock appreciation rights, profits interests, phantom stock, restricted stock units, redemption rights, repurchase rights, agreements, arrangements, undertakings, calls, commitments or rights of any kind that obligate the Company to issue or sell or make payments based on the value of any shares of capital stock, equity securities or other ownership interests of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any capital stock, equity securities or other ownership interests of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans or Company 401(k) Plan, such Shares will be duly authorized, validly issued, fully paid and nonassessable. As of the close of business on September 18, 2014, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Since September 18, 2014 to the date hereof, the Company has not issued any capital stock, other ownership interests or other securities (including any securities convertible into or exchangeable for capital stock or other ownership interests), other than or pursuant to the Company 401(k) Plan or Company Equity Awards referred to above that were outstanding as of September 18, 2014 that were issued pursuant to the Company’s 2003 Long-Term Incentive Plan and 2014 Long-Term Incentive Plan (together, the “Stock Plans”).

(b) Each of the outstanding shares of capital stock, equity securities or other ownership interests of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, license, claim, mortgage, title defect, option to purchase or otherwise acquire any interest or other encumbrance (each, a “Lien”) except for such transfer restrictions of general applicability as provided under the Securities Act of 1933, as amended (the “Securities Act”), or other applicable securities Laws. As of the date hereof, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of the Company or any such Subsidiary, other than pursuant to the Benefit Plans (as defined below), Benefit Agreements, Stock Plans and the Company 401(k) Plan. Section 5.2(b) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of each significant subsidiary (as such term is defined in Regulation S-X) of the Company. As of the date hereof, except for such capital stock, equity interests or other ownership interests in Subsidiaries of the Company, neither the Company nor any of its Subsidiaries own any capital stock, equity interest or other direct or indirect ownership interest in any other Person with a fair market value in excess of $10,000,000. As of the date hereof, neither the Company nor any of its Subsidiaries is obligated to make any investment in (in the form of a loan, capital contribution or otherwise), any Person (other than a wholly owned Subsidiary of the Company) in excess of $10,000,000.

(c) There are no voting agreements, voting trusts, stockholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of, restricting the transfer of, or providing for registration rights with respect to, the capital stock, equity interests or other ownership interests of the Company or any of its Subsidiaries.

(d) Section 5.2(d) of the Company Disclosure Schedule sets forth a true and complete list, as of September 18, 2014, of all Indebtedness (as defined below) for borrowed money of the Company and its Subsidiaries (other than any such Indebtedness owed to the Company or any of its Subsidiaries, letters of credit issued in the ordinary course of business and any other such Indebtedness with an aggregate principal amount not in excess of $50,000,000 individually outstanding on the date hereof).

5.3 Corporate Authority and Approval.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and, subject only to adoption of this Agreement by the holders of a majority of the outstanding shares of Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”) to consummate the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board has determined that the Merger is in the best interests of, the Company and its stockholders and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and the Company Board has approved the execution, delivery and performance of this Agreement, the Merger and the other transactions contemplated hereby and has resolved, subject to Section 7.2, to recommend adoption of this Agreement to the holders of Common Stock (such recommendation, the “Company Recommendation”). The Company Board has directed that this Agreement be submitted to the holders of Common Stock for their adoption. Other than the Requisite Company Vote and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby.

5.4 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger but not the Financing (or any alternative or substitute financing) (the “Transactions”) by the Company does not and will not: (A) conflict with or violate any provision of the certificate of incorporation or bylaws of the Company; (B) conflict with or violate any provision of the certificate of incorporation, bylaws or comparable governing documents of any Subsidiary of the Company; or (C) assuming that the Requisite Company Vote is obtained and all consents, approvals, authorizations, declarations and permits contemplated by clauses (A) through (H) of Section 5.4(b) below have been obtained, and all filings described in such clauses have been made, conflict with, result in any breach or violation of, or constitute a default (or an event which with or without notice, lapse of time or both would become a default) or result in the loss of a benefit under or creation of a Lien upon any of the properties or assets of the Company or any of its

Subsidiaries under, or give rise to any breach or violation of, a termination or right of termination, cancellation, acceleration or other alteration in the rights under, (1) any Material Contract or other material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets are bound or (2) any Law to which the Company or any of its Subsidiaries or any of their respective properties or assets is subject, except, in the case of clause (B) or (C) above, for any such conflict, violation, breach, termination, default, acceleration, loss, creation, alteration or other occurrence that would not have a Company Material Adverse Effect or prevent or materially delay the consummation of the Transactions by the Company.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions by the Company do not and will not require any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any federal, state, local, municipal, domestic, foreign or supranational governmental or regulatory authority, agency (administrative or otherwise), commission, body, court of competent jurisdiction, tribunal, the NASDAQ Global Select Market (“NASDAQ”) or other legislative, executive or judicial governmental or quasi-governmental entity, including any such agency or entity charged with the administration of Tax Laws (each, a “Governmental Entity”), except for: (A) the filing of the Proxy Statement with the SEC and the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations promulgated thereunder; (B) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the applicable rules and regulations promulgated thereunder; (C) the filing of Form CO with the European Commission under Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings (the “EUMR”); (D) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; (E) the applicable requirements of antitrust, competition or other similar Laws, rules, regulations and judicial doctrines of jurisdictions other than the United States and other than the EUMR (collectively, “Other Antitrust Laws”); (F) Completion of CFIUS Process (as defined below); (G) any filings required under the rules and regulations of NASDAQ; and (H) any consent, approval, authorization, declaration, permit, action, filing or notification not referred to above, the failure of which to make or obtain, would not have a Company Material Adverse Effect or prevent or materially delay the consummation of the Transactions by the Company.

5.5 Company Reports; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act from January 1, 2011 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished on or subsequent to the date hereof, including any supplements, modifications or amendments thereto made prior to the date hereof, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, or, if supplemented, modified or amended by a subsequent filing with the SEC since the time of filing but prior to the date hereof, as of the date of the most recent such supplement, modification or amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports, including any applicable accounting requirements. As of their respective dates (or, if supplemented, modified or amended prior to the date hereof, as of the date of such supplement, modification or amendment), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, none of the Subsidiaries of the Company is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC or the staff of the SEC with respect to any of the Company Reports.

(b) Since the Applicable Date, subject to any applicable grace periods, the Company has been and is in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable rules and regulations of the NASDAQ, except in each case for any failures to be in compliance that would not have a Company Material Adverse Effect or prevent or materially delay the consummation of the Transactions by the Company.

(c) The Company has established, implemented and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act and as necessary to permit preparation of financial statements in accordance with GAAP. The Company’s disclosure controls and procedures are reasonably designed to provide reasonable assurances that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The chief executive officer and chief financial officer of the Company have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and Rule 13a–15 under the Exchange Act, and the statements contained in all such certifications were as of their respective dates complete and correct. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the Company’s most recently completed fiscal year, and such assessment concluded that such controls were effective. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d) Since the Applicable Date, except as would not have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or, to the Knowledge of the

Company, any director, officer, or auditor of the Company or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e) Each of the consolidated balance sheets and statements of stockholders’ equity included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of its date and each of the consolidated statements of income, statements of comprehensive income and statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in all material respects, the net income (or loss) and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments). Each such statement has been prepared in all material respects in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein or as permitted by the rules and regulations of the SEC. None of the Subsidiaries of the Company is required to file periodic reports with the SEC.

5.6 Absence of Certain Changes.

(a) Since June 30, 2014, the Company and its Subsidiaries (x) have conducted their respective businesses in all material respects in accordance with the ordinary course of these businesses, except in connection with this Agreement and the transactions contemplated herein and (y) have not taken any actions, or agreed to take any actions, that would have been prohibited by Section 7.1(b)(ii), 7.1(b)(iii), 7.1(b)(v), 7.1(b)(x), 7.1(b)(xii), 7.1(b)(xiv), 7.1(b)(xv), 7.1(b)(xviii) or 7.1(b)(xx), if such actions were taken on or after the date hereof.

(b) Since June 30, 2014, there has not occurred any Company Material Adverse Effect.

5.7 Litigation; Liabilities.

(a) There are no Actions pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries (or any of the Company’s or its Subsidiaries’ respective properties or assets), or, in relation to their provision of services for the Company or any of its Subsidiaries, or to the Knowledge of the Company, any of its Employees, directors, or officers, in each case that would have a Company Material Adverse Effect or, as of the date hereof, that would prevent or materially delay the consummation of the Transactions by the Company. None of the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries, including any debarment, suspension, or exclusion from any government program or contract that would have a Company Material Adverse Effect or, as of the date hereof, that would prevent or materially delay the consummation of the Transactions by the Company.

(b) Neither the Company nor any of its Subsidiaries has any Liabilities or obligations of any nature required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than Liabilities and obligations (A) set forth or reflected or reserved against in the Company’s consolidated results of operations, financial condition and cash flows as of June 30, 2014, including the notes thereto, included in the Company Reports, (B) incurred in connection with the transactions contemplated by this Agreement, (C) incurred in the ordinary course of business consistent with past practice since June 30, 2014 or (D) that would not have a Company Material Adverse Effect. There are no off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) that have not been so described in the Company Reports that would have a Company Material Adverse Effect.

(c) The term “Knowledge”, when used in this Agreement with respect to the Company, shall mean the actual knowledge of those persons set forth in Section 5.7(c) of the Company Disclosure Schedule.

(d) The term “Liability(ies)” when used in this Agreement shall mean any debt, loss, cost, guarantee, commitment, damage, fine, penalty, liability or obligation of any kind, whether direct or indirect, known or unknown, determined or determinable, asserted or unasserted, accrued or unaccrued, absolute, contingent, matured or unmatured, liquidated or unliquidated, disputed or undisputed, due or to become due, whenever and however arising (including whether arising in contract, tort, strict liability or otherwise) and whether or not the same would be required by GAAP and accounting policies to be reflected in financial statements or disclosed in the notes thereto.

5.8 Employee Benefits.

(a) For purposes of this Agreement, the term “Benefit Plans” shall mean (i) each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and (ii) each other benefit and compensation plan, contracts, policy, program, practice or agreement, including, pension, profit-sharing, savings, termination, executive compensation, phantom stock, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company Group is the owner, the beneficiary, or both), employee loan, educational assistance, fringe benefit, deferred compensation, retirement or post-retirement, severance, stock option, stock purchase, stock appreciation rights, stock or stock-based, incentive and bonus plan, contract, policy, program, practice or agreement (but excluding any Benefit Agreement), in each case, (x) which is sponsored or maintained by the Company or any member of the Company Group in respect of any current employees of the Company or any Subsidiary of the Company (the “Employees”) or any current directors, officers, independent contractors or consultants of the Company or any Subsidiary of the Company (“Other Service Providers”) or (y) with respect to which the Company or any Subsidiary of the Company has any Liability, other than any social insurance program or practice mandated by applicable Law or any other plan, program or policy maintained or sponsored by a Governmental Entity to which the sole liability of the Company is to make contributions required by applicable Law. The term “Benefit Agreement” shall mean each employment, severance, termination, separation, change in control, retention, consulting, or other individual compensatory agreement, plan, practice, policy, contract or program between the Company or any Subsidiary of the Company, on the one hand, and any current or former employee, director, officer, independent contractor or consultant of the Company or any of its Subsidiaries, on the other hand (but excluding any Benefit Plans, employment-related form agreements entered into with Employees working outside of the United States).

(b) Section 5.8(b) of the Company Disclosure Schedule, contains a true and complete list, as of the date hereof, of (i) each material Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (a “Company Pension Plan”), (ii) each material Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and (iii) all other material Benefit Plans and material Benefit Agreements, in the case of clauses (i), (ii) and (iii), that are maintained within the United States primarily for the benefit of Employees working within the United States (collectively, “U.S. Benefit Plans”). Prior to the date hereof, the Company has provided to Parent (i) complete and correct copies or in the case of unwritten plans or agreements, summaries, of each material U.S. Benefit Plan, and (ii) a description of the types of material Benefit Plans and material Benefit Agreements that are maintained outside of the United States primarily for the benefit of Employees working outside of the United States (a “Non-U.S. Benefit Plan”). “Company Group” means the Company and any trade or business (whether or not incorporated) under common control with the Company within the meaning of Section 4001(b)(1) of ERISA, or which together with the Company is treated as a single employer under Section 414(t) of the Code.

(c) Except as would not have a Company Material Adverse Effect, (i) each Benefit Plan and Benefit Agreement is in compliance with its terms and with applicable Law, (ii) all contributions required to be made with respect to any material Company Pension Plan have been timely made, (iii) each Company Pension Plan intended to be qualified under Section 401(a) of the Code has received a currently-effective favorable determination letter from the Internal Revenue Service (the “IRS”) or has applied to the IRS for such favorable determination letter under Section 401(b) of the Code within the applicable remedial amendment period, and the Company is not aware of any circumstances that would reasonably be expected to result in the loss of the qualification of such Company Pension Plan under Section 401(a) of the Code.

(d) Except as set forth in Section 5.8(d) of the Company Disclosure Schedule, neither the Company nor any member of the Company Group currently has, or in the past six (6) years had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. Except as set forth in Section 5.8(d) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, (i) no Liability under Title IV or Section 302 of ERISA has been incurred by the Company or any member of the Company Group that has not been satisfied in full, and no condition exists that could reasonably be expected to present a material risk to the Company or any member of the Company Group of incurring any such Liability, other than liability for premiums due to the Pension Benefit Guaranty Corporation, which have been paid when due and (ii) no Company Pension Plan or any trust established thereunder has applied for or received a waiver of the minimum funding standards or an extension of any amortization period within the meaning of Section 412 of the Code or Sections 302 or 303 of ERISA.

(e) As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened or reasonably anticipated Action relating to any Benefit Plan or Benefit Agreement, other than routine Actions for benefits that would not have a Company Material Adverse Effect. Except as set forth in Section 5.8(e) of the Company Disclosure Schedule or as provided under the terms of any Non-U.S. Benefit Plan, no member of the Company Group has any material obligations to provide benefits (including death or medical benefits) with respect to any Employee or Other Service Provider beyond the termination of such individual’s service with the Company Group other than as required by applicable Law or by the terms of a Benefit Plan qualified under Section 401(a) of the Code, and none of the Company Group maintains, contributes to or sponsors any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code.

(f) Except as set forth in Section 5.8(f) of the Company Disclosure Schedule or as specifically provided in Section 4.3 of this Agreement, neither the execution of this Agreement, the approval of the Merger by the stockholders of the Company nor the consummation of the Transactions (in each case, whether alone or in connection with any subsequent event(s)) will individually or in the aggregate (i) result in any payment becoming due, or increase materially the amount of compensation due, to any Employee or Other Service Provider, (ii) result in the acceleration of the time of payment or vesting of any compensation or benefits or (iii) increase materially any benefits otherwise payable, in each case under any U.S. Benefit Plan.

5.9 Labor.

(a) Section 5.9 of the Company Disclosure Schedule sets forth a true and complete list of all material collective bargaining agreements, works council agreements, labor union contracts and trade union agreements (each a “Collective Bargaining Agreement”) with any union, works council, or labor organization to which the Company or any of its Subsidiaries is a party or by which it is bound as of the date hereof (excluding agreements with terms set by applicable Law). To the Knowledge of the Company, as of the date of this Agreement, no union, works council, labor organization or group of employees of the Company or any of its Subsidiaries represents any employees of the Company or any of its Subsidiaries or is seeking to organize any employees for purposes of collective bargaining or demanding recognition or certification or seeking to bargain collectively with the Company or any of its Subsidiaries (except with respect to any Collective Bargaining Agreement disclosed in Section 5.9(a) of the Company Disclosure Schedule) except as would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, as of the date hereof, (i) there are no actual or, to the Knowledge of the Company, threatened in writing strikes, lockouts, slowdowns, work stoppages or labor disputes with respect to the Company or any of its Subsidiaries, and (ii) to the Knowledge of the Company, no Employee or Other Service Provider is in violation of any term of any employment agreement, consulting agreement, applicable Law or any restrictive covenant obligation (including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation) (each, a “Restrictive Covenant”) (i) to any of the Company or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating (y) to the right of any such individual to work for any of Company or any of its Subsidiaries or (z) to the knowledge or use of trade secrets or proprietary information of such former employer or engager.

(b) Except as would not have a Company Material Adverse Effect, in connection with the execution of this Agreement and the consummation of the Transactions, either: (i) the Company and its Subsidiaries are not required to provide notice to or consult with, or (ii) the Companies and its Subsidiaries have provided any required notice to, or engaged in any required consultation with, any labor union, works council or other labor organization, pursuant to any Collective Bargaining Agreement to which any of the Company or its Subsidiaries is a party or bound, or pursuant to applicable Law.

5.10 Compliance.

(a) The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any applicable federal, state, local, territorial, provincial, municipal, regional, foreign or supranational law, statute, code, treaty, or ordinance, or any rule, regulation, judgment, requirement ruling, order, consent agreement, writ, injunction, mandatory policy, directive, decree, agency requirement, decision, license or permit of any Governmental Entity (including the Sarbanes-Oxley Act, the Federal Food, Drug and Cosmetic Act of 1938 (“FDCA”), the False Claims Act of 1863 (“FCA”), the Export Administration Regulations and the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), and, where applicable, any anti-bribery or corruption legislation enacted by a Governmental Entity (collectively, “Anti-Bribery Acts”)) (collectively, “Laws”), except for violations that would not have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, the Company and each of its Subsidiaries have not since the Applicable Date, received written notice from any Governmental Entity that they are under investigation by such Governmental Entity with respect to, and have not been charged with, threatened in writing by a Governmental Entity to be charged with, convicted of or otherwise given notice by any Governmental Entity of any violation of, any applicable Law, except in each case as has been resolved prior to the date hereof or as would not have a Company Material Adverse Effect. To the Knowledge of the Company, the Company is not investigating, as of the date hereof, any whistleblower allegations or other concerns regarding the Company’s or any of its Subsidiaries’ compliance with the FCPA, FDCA, FCA, Anti-Bribery Acts or other applicable Law, other than any such compliance concerns that would not have a Company Material Adverse Effect. The Company and its Subsidiaries each has obtained and is in compliance with all permits, licenses, grants, certifications, approvals, registrations, consents, authorizations, franchises, easements, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, including for the development, manufacturing, testing, storage, distribution, marketing, sale, import or export of any products currently in the commercial portfolio of the Company (“Products”), except those the absence of which would not have a Company Material Adverse Effect. All Licenses are in full force and effect, no default (with or without notice, lapse of time, or both) has occurred under any such License, and none of the Company or its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such License, in each case, except as would not have a Company Material Adverse Effect.

(b) Except for such matters that would not have a Company Material Adverse Effect, (A) since the Applicable Date, none of the Company, its Subsidiaries or their respective, directors, officers, employees, agents, representatives or any other Person acting on their behalf have (1) used any corporate, Company (including its Subsidiaries’) funds for any unlawful contributions, payments, gifts, entertainment or other unlawful expenses relating to political activity; (2) made any direct or indirect unlawful payments from corporate funds to any foreign or domestic government employee or official for the purpose of influencing any act or decision of such individual or of any Governmental Entity or department, agency or instrumentality thereof; or (3) violated any provision of the FCPA, FDCA, FCA or any Anti-Bribery Acts, in each case, in connection with his or her affiliation with, or the performance of his or her duties to, the Company or its Subsidiaries; (B) the Company and its Subsidiaries make and keep books, records, and accounts that accurately and fairly reflect transactions and the distribution of the Company’s and the Subsidiaries’ assets, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are taken in accordance with management’s directives and are properly recorded, in each case, in accordance with the FCPA and Anti-Bribery Acts; and (C) the Company and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the FCPA and/or any Anti-Bribery Acts with respect to which the Company or any of its Subsidiaries would be liable will be prevented, detected and deterred.

(c) Except for such matters that would not have a Company Material Adverse Effect, (A) the Company and its Subsidiaries are, and since the Applicable Date have been, in compliance with all applicable Law concerning the exportation of, or trade in, any products, technology, technical data and services, including those administered by the United States Department of Commerce, the United States Department of State, and the United States Department of the Treasury; and (B) the Company and its Subsidiaries are in compliance with any anti-boycott regulations enacted and/or administered by the United States Department of Commerce, the FCPA, the European Union and any Member State of the European Union and all laws and regulations administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security.

(d) Except for such matters that would not have a Company Material Adverse Effect, as to each Product that is subject to the FDCA or any similar Law and that is or has been developed, manufactured, tested, stored, distributed, marketed, sold, imported or exported by or on behalf of the Company, each such Product is being or has been developed, manufactured, tested, stored, distributed, marketed, sold, imported and exported in compliance with all applicable requirements under the FDCA and the U.S. Food and Drug Administration (“FDA”) regulations promulgated thereunder, including “Current Good Manufacturing Practice” regulations, and all similar Laws. Except for such matters that would not have a Company Material Adverse Effect, no Product is (i) adulterated within the meaning of 21 U.S.C. § 351 (or any similar Law), or (ii) misbranded within the meaning of 21 U.S.C. § 352 (or any similar Law).

(e) Except for such matters that would not have a Company Material Adverse Effect, since the Applicable Date, the Company has not voluntarily or involuntarily initiated, conducted or issued any recall, field correction, market withdrawal or replacement, safety alert, or other action relating to an alleged lack of safety, efficacy or regulatory compliance of any Product, nor has the Company received any written notice that any Governmental Entity or related agency has commenced, or threatened to initiate, any Action to request the recall or enjoin manufacture or distribution of any Product. Except for such matters that would not have a Company Material Adverse Effect, to the Knowledge of the Company, there are no facts which are reasonably likely to cause (i) the recall or market withdrawal of any Product, (ii) a change in the marketing classification or a material change in the labeling of any Product or (iii) a termination or suspension of the marketing of any Product.

(f) Except for such matters that would not have a Company Material Adverse Effect, and except as disclosed on Section 5.10(f) of the Company Disclosure Schedule, since the Applicable Date, the Company has not received any written notice that any Governmental Entity has issued any Form FDA-483, warning letter, notice of violation or “untitled letter,” notice of import detention or refusal, or other written communication alleging a violation of any Laws. Except for such matters that would not have a Company Material Adverse Effect, the Company is not subject to any obligation arising under any adverse event report or medical device report submitted to the FDA, FDA inspection, Form FDA-483, FDA warning letter, FDA notice of violation letter or other written communication from a Governmental Entity alleging a violation of any Laws.

5.11 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 6.8, the Company has taken all action necessary to exempt the Merger, this Agreement and the Transactions from Section 203 of the DGCL, and, neither such section nor any other antitakeover or similar statute or regulation (“Takeover Statutes”) applies to this Agreement and any such transactions contemplated hereby.

5.12 Environmental Matters. Except for such matters that would not have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations relating to pollution or protection of the environment, including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources (together “Environmental Laws” and including laws and regulations regulating emissions, discharges, human exposure to or releases or threatened releases of chemicals, pollutants, contaminants, wastes, toxic or hazardous substances or wastes, petroleum and petroleum products, asbestos or asbestos-containing materials, polychlorinated biphenyls, lead or lead-based paints, radon or mold, fungi, mycotoxins or other substances that are regulated to prevent an adverse effect on the environment (“Materials of Environmental Concern”)), or otherwise relating to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, or the preservation of the environment or mitigation of adverse effects thereon. Such compliance includes, but is not limited to, the possession by the Company or its Subsidiaries of all Licenses required under all applicable Environmental Laws, and compliance with the terms and conditions thereof.

(b) The Company and its Subsidiaries have not received any written or, to the Knowledge of the Company, oral communication, whether from a governmental authority,

citizens group, employee or otherwise, that alleges that the Company or its Subsidiaries are not in compliance with any Environmental Laws that remains unresolved, and, to the Company’s Knowledge, there are no circumstances that may prevent or interfere with such full compliance in the future.

(c) There is no written or, to the Knowledge of the Company, oral claim, action, cause of action, investigation, demand or notice (together, “Environmental Claim”) by any person or entity alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of any Material of Environmental Concern at any location, whether or not owned or operated by the Company or its Subsidiaries or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, that in either case is pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries, or against any person or entity whose liability for any Environmental Claim the Company or its Subsidiaries has retained or assumed either contractually or by operation of law.

(d) To the Knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of, or exposure to, any Material of Environmental Concern, that would reasonably be expected to form the basis of any Environmental Claim against the Company or its Subsidiaries or against any person or entity whose liability for any Environmental Claim the Company or its Subsidiaries has retained or assumed either contractually or by operation of law.

5.13 Taxes.

(a) The Company and each of its Subsidiaries (A) have prepared and timely filed, or have had timely filed on its behalf (taking into account any extension of time within which to file) with the appropriate Governmental Entity all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct and complete in all material respects (except to the extent adequately reserved in accordance with GAAP in the Company Reports); (B) have paid all material Taxes (except to the extent adequately reserved in accordance with GAAP in the Company Reports); (C) have timely withheld and paid over to the appropriate Tax Authority all material Taxes that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party; and (D) have not waived in writing any statute of limitations with respect to any material amount of Taxes or agreed in writing to any extension of time with respect to any material Tax assessment or deficiency. There are no material Liens for Taxes on any property of the Company or any of its Subsidiaries other than Liens for Taxes not yet due or Permitted Liens.

(b) There are no material audits (or other similar material proceedings initiated by a Governmental Entity) in respect of a material amount of Taxes imposed on the Company or any of its Subsidiaries. No material deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which has not been fully paid, otherwise resolved or adequately reserved in accordance with GAAP in the Company Reports.

(c) Neither the Company nor any of its Subsidiaries has participated (within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A)) in, or is currently participating in, any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2), or any other reportable transaction within the meaning of Treasury Regulation Section 1.6011-4(b), in each case, that has not been properly disclosed to the extent required by such Treasury Regulation.

(d) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any material obligation under, any material Tax Sharing Arrangement, other than any Tax Sharing Arrangement among or between the Company and one or more Subsidiaries or between Subsidiaries.

(e) Neither the Company nor any of its material Subsidiaries (a) has, since January 1, 2012, been a member of an affiliated, consolidated, combined or unitary group for Tax purposes (including within the meaning of Section 1504 of the Code (other than a group of which it is presently a member)), or (b) has any Liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of any federal, state, provincial, local or foreign law) for any material Taxes of any Person other than the Company or its Subsidiaries as a result of being a member of such a group.

(f) There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or similar foreign, state, provincial or local Tax laws) pursuant to which a material amount of income Taxes will be required to be paid by the Company or its Subsidiaries in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.

(g) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying under Section 355 of the Code in the three years prior to the date hereof.

(h) The Company has complied in all material respects with record maintenance requirements under Section 482 of the Code and similar provisions of foreign Tax law in connection with material related party transactions among or between the Company and one or more Subsidiaries (or among or between Subsidiaries).

For purposes of this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) means all U.S. federal, state, local and foreign income, capital gains, alternative or add-on minimum tax, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, ad valorem, property, withholding, excise, production, value added, transfer, license, estimated, occupancy, windfall profit tax and other taxes, duties, fees, charges or other similar assessments, together with all interest, penalties, fines, additions to Tax, deficiency assessments or additional amounts imposed with respect to such amounts, by any Tax Authority; (B) the term “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, claims for refund, statements, estimates, information returns and other similar documents or attachments thereto or amendments thereof) required to be filed with a Tax Authority relating to Taxes; (C) the term “Tax Law” means any applicable Law relating to Taxes; (D) the term “Tax Authority”

means any Governmental Entity charged with the administration of any Tax Law; and (E) the term “Tax Sharing Arrangement” means any material written agreement for the allocation or payment of Tax liabilities, where such agreement has Tax as its principal subject matter and was not entered into in the ordinary course of business.

5.14 Intellectual Property.

(a) Except for such matters that would not have a Company Material Adverse Effect, the Registered Company IP is subsisting, in full force and effect, and has not been cancelled, expired or abandoned. “Registered Company IP” means Intellectual Property owned by the Company or any of its Subsidiaries as of the date hereof that is the subject of a registration or pending application for registration with applicable Intellectual Property registration authorities.

(b) Except for such matters that would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries owns or has (and will have immediately after the Closing) sufficient rights to use all Intellectual Property it uses in its businesses as currently conducted and as currently contemplated to be conducted. Except for such matters that would not have a Company Material Adverse Effect, the Registered Company IP, and all other Intellectual Property owned by the Company or any of its Subsidiaries (collectively, the “Company IP”) is exclusively owned by the Company or one of its Subsidiaries free and clear of all Liens, other than Permitted Liens.

(c) Except for such matters that would not have a Company Material Adverse Effect, the conduct of the business of the Company and its Subsidiaries as currently conducted and as conducted, at any time since the Applicable Date, does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any Person.

(d) Except for such matters that would not have a Company Material Adverse Effect, to the Knowledge of the Company, no other Person is, since the Applicable Date, infringing, diluting, misappropriating or otherwise violating any Company IP. Except for such matters that would not have a Company Material Adverse Effect, no claims, suits, arbitrations or other adversarial claims have, at any time since the Applicable Date, been brought or, threatened in writing against any third party by Company or any of its Subsidiaries alleging any such infringement, dilution, misappropriation or violation.

(e) Except for such matters that would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has used, modified, or distributed any shareware, freeware, or other software subject to an “open source”, “copyleft”, or other license in a manner that: (i) requires, or has, as a condition of its use or distribution, the disclosure, licensing, or distribution of any software source code owned by the Company or any Company Subsidiary or (ii) otherwise imposes an obligation to distribute any software source code owned by the Company or any of its Subsidiaries on a royalty-free basis.

(f) Except for such matters that would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have established and maintained a commercially reasonable privacy policy and have been in compliance in all material respects with (i) such policy, (ii) all written statements by the Company or a Company Subsidiary provided to any customer, regulator or employee that addresses the privacy or security of personal information gathered, used, held for use or accessed in the course of the operations of its business and (iii) all applicable Law relating to privacy, data protection, export and the collection and use of personal information gathered, used, held for use or accessed in the course of the operations of its business. Except for such matters that would not have a Company Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not constitute a breach or otherwise cause any violation of any Law or written policies of the Company and its Subsidiaries with respect to privacy, data protection, or the collection and use of personal information gathered, used, held for use or accessed on or on behalf of the Company or any of its Subsidiaries in the conduct of its business.

(g) Except for such matters that would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have taken reasonable measures to protect the (i) information technology systems owned or controlled by the Company or its Subsidiary and used the course of the operations of its business, (ii) personal information gathered, used, held for use or accessed in the course of the operations of its business, and (iii) confidentiality of all Trade Secrets that are owned or used by the Company or any of its Subsidiaries. Except for such matters that would not have a Company Material Adverse Effect, there has not been any unauthorized disclosure or use of, or access to, any such personal information, Trade Secret or information technology systems.

(h) Except for such matters that would not have a Company Material Adverse Effect, to the Knowledge of the Company, the software authored by the Company or its Subsidiaries does not, and, any other material software that is used in their respective businesses does not, contain any computer virus, Trojan horse or other undocumented code, disabling mechanism or protection feature designed to prevent its use, or to access, modify, replicate, distort, delete, damage, or disable software or data, other software operating systems, computers or equipment with which the software interacts. Except for such matters that would not have a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable efforts to protect their information technology systems (including computer and telecommunications hardware, and software) owned, leased or used by, or licensed to, any of the Company or any of its Subsidiaries from the foregoing.

For purposes of this Agreement, “Intellectual Property” means (a) trademarks, service marks, brand names, product names and slogans, Internet domain names, logos, symbols, trade dress, DBAs, assumed names, fictitious names, trade names, and all other indicia of origin, any and all common law and other non-registered rights thereto, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (b) inventions and discoveries, whether patentable or unpatentable and whether or not reduced to practice, and all improvements thereto, (c) all patents, registrations, invention disclosures and patent applications, including divisionals, provisionals, continuations, continuations-in-part, renewals, supplementary protection certificates, extensions, reissues and reexaminations thereof, and all patents that may issue on such applications; (d) trade secrets and any other confidential information (including ideas, research and development, know-how, drawings, prototypes, models, designs, manufacturing, production and other processes and techniques, schematics, engineering, production and other designs, business methods, customer lists and supplier lists) (collectively, “Trade Secrets”); (e) published and unpublished works of authorship, whether copyrightable or not (including software, databases and other compilations of information), copyrights therein, mask works and rights therein, registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (f) any other intellectual property, industrial property or proprietary rights anywhere throughout the world.

5.15 Insurance. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice. Except for such matters that would not have a Company Material Adverse Effect, (i) all insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to such Insurance Policies have been paid in accordance with the terms of such policies, (ii) neither the Company nor any of its Subsidiaries is in breach or default of any of its Insurance Policies, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with or without notice, lapse of time or both, would constitute such a breach or default or permit termination or modification of any of such policies and (iii) other than in connection with ordinary course renewals, neither the Company nor any of its Subsidiaries has received any written notice of termination, cancellation, or non–renewal with respect to any Insurance Policy.

5.16 Opinion of Financial Advisor; Brokers.

(a) The Company has received an opinion from its financial advisor, Morgan Stanley & Co. LLC, to the effect that, as of the date thereof and based upon and subject to the various qualifications, assumptions, matters and limitations set forth therein, the Per Share Merger Consideration to be paid to the holders of the Shares (other than the holders of the Excluded Shares) pursuant to this Agreement is fair from a financial point of view to such holders, a signed copy of which opinion shall be delivered to Parent solely for informational purposes promptly after the date hereof.

(b) Except as set forth on Section 5.16(b) of the Company Disclosure Schedule, no broker, finder, financial advisor or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its Subsidiaries.

5.17 Properties.

(a) Except for such matters that would not have a Company Material Adverse Effect, (i) none of the Company or any of its Subsidiaries has leased or otherwise granted to any Person any right to occupy or possess or otherwise encumber any material portion of the Owned Real Property, (ii) none of the Company or any of its Subsidiaries is a party to or obligated under any option, right of first refusal or other contractual right to sell, dispose of or lease any of the Owned Real Property in its entirety or any material portion thereof or interest therein to any Person, (iii) all buildings, structures, fixtures and building systems included in the Owned Real Property are in operating condition in all material respects, subject to reasonable wear and tear, and sufficient to enable the Owned Real Property to continue to be used and operated in the manner currently being used and operated by the Company or its Subsidiaries, and (iv) the present use of the land, buildings, structures and improvements on the Owned Real Property are in conformity with applicable Law in all material respects. Except for such matters that would not have a Company Material Adverse Effect, the Company or its applicable Subsidiary has good, valid and marketable fee simple title to the Owned Real Property, free and clear of all Liens, other than Permitted Liens. For purposes of this Agreement, “Owned Real Property” means all real property owned by the Company and its Subsidiaries.

(b) Except for such matters that would not have a Company Material Adverse Effect, (i) as of the date hereof, the Company or its applicable Subsidiary holds good and valid leasehold interests in the Leased Real Property, free and clear of all Liens, other than Permitted Liens, (ii) as of the date hereof, all Leases are valid and in full force and effect against the Company or any of its Subsidiaries, as applicable, and, to the Knowledge of the Company, the counterparties thereto, in accordance with their respective terms, and (iii) there is not, under any of such Leases, any existing default by the Company or any of its Subsidiaries which, with or without notice, lapse of time or both, would become a default by the Company or any of its Subsidiaries. Except for such matters that would not have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has leased or otherwise granted to any Person any right to occupy or possess or otherwise encumber any material portion of the Leased Real Property. For purposes of this Agreement, “Leased Real Property” (and together with the Owned Real Property, the “Real Property”) means all real and personal property leased pursuant to any leases, subleases, licenses or other occupancy agreements for real property to which the Company or any of its Subsidiaries is a party that are currently in effect (the “Leases”).

(c) Except for such matters that would not have a Company Material Adverse Effect, no condemnation, zoning or other similar proceeding is pending or threatened against any of the Real Property.

For purposes of this Agreement the term “Permitted Liens” means: (A) liens and restrictions on the Real Property (including zoning restrictions, easements, covenants, rights-of-way or other restrictions on the use of the Real Property) that are matters of record (provided, that such liens, encumbrances or restrictions do not, individually or in the aggregate, materially and adversely interfere with the ownership, operation or use of the Real Property or the Company’s or its Subsidiaries’ operation of their respective businesses as currently operated or otherwise materially and adversely impair the Company’s or its Subsidiaries’ current business operations at such location); (B) Liens imposed by carriers’, warehousemen’s, and mechanics’ liens, with respect to any amount not yet due and payable or which is being contested in good faith through appropriate proceedings; (C) Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings or for which adequate accruals or reserves have been established in accordance with GAAP; (D) Liens, defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters, in each case that would not reasonably be expected to materially impair the continued use and the operation of the assets to which they relate in the business of the Company and its Subsidiaries; (E) non-exclusive licenses to Intellectual Property granted in the ordinary course of business; and (F) Liens not created by the Company or any of its Subsidiaries that do not materially impair the underlying fee interest of any Leased Real Property.

5.18 Affiliate Transactions. Except as would not have a Company Material Adverse Effect, since the Applicable Date, as of the date hereof there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Company Reports filed prior to the date hereof.

5.19 Contracts.

(a) Except as set forth in Section 5.19(a) of the Company Disclosure Schedule and any Contract filed as an exhibit to any Company Report filed between January 1, 2014 and the date hereof, as of the date hereof, none of the Company or any of its Subsidiaries is a party to or bound by any:

(i) Contract required to be filed by the Company with the SEC pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) Contract with respect to any partnership, joint venture, limited liability or similar arrangement or agreement relating to the formation, creation, operation, management or control of any partnership or joint venture with a third Person material to the Company or any of its Subsidiaries or in which the Company owns any interest valued at more than $25,000,000 without regard to percentage voting or economic interest;

(iii) Contract that grants any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale of any material business of the Company and its Subsidiaries, taken as a whole, or of any Subsidiary of the Company that is material to the Company and its subsidiaries, taken as a whole;

(iv) Contract (x) material to any line of business of, or material geographic region in which a material portion of the business of, the Company and its Subsidiaries, taken as a whole, is conducted or (y) that to the Knowledge of the Company as of the date hereof, would following the Effective Time, purport to bind Parent or any of its Subsidiaries (other than the Surviving Corporation and any of its Subsidiaries) in a way that would be material to the life science tools and performance materials businesses of Parent and its Subsidiaries, in the case of clauses (x) and (y), containing covenants of the Company or any of its Subsidiaries, in each case purporting to limit in any material respect any (A) line of business, (B) type of product or service, and channel of distribution, or field of commercial endeavor or (C) geographical area in which or with regard to which the Company, its Subsidiaries or, after the Effective Time, Parent or any Affiliate of Parent (including the Surviving Corporation and its Subsidiaries) may operate excluding, in each case, Contracts which limit the right of the Company and its Subsidiaries to use assets or properties of the counterparty to such Contract (or any Affiliate of such counterparty) and any license of Intellectual Property that purports to limit the scope of use thereof;

(v) Collective Bargaining Agreement (excluding agreements with terms set by applicable Law);

(vi) Contract pursuant to which the Company or any of its Subsidiaries has, or has guaranteed, any Indebtedness in an amount in excess of $50,000,000 outstanding (other than intercompany indebtedness);

(vii) each Contract to which the Company or any of its Subsidiaries is a party for the direct or indirect acquisition or disposition by the Company or any of its Subsidiaries of properties, assets, capital stock or businesses (including by way of a put, call, right of first refusal or similar right pursuant to which the Company could be required to purchase or sell) for, in each case, aggregate consideration of more than $50,000,000, which has not yet been consummated or pursuant to which the Company or any of its Subsidiaries has continuing material warranty, indemnity or “earn-out” obligations (or other current, future or contingent material obligations), except in each case for acquisitions and dispositions of properties and assets in the ordinary course of business (including acquisitions of supplies and acquisitions and dispositions of inventory);

(viii) Contract containing any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person that may reasonably be expected to bind the Surviving Corporation or any of its Affiliates on or after March 31, 2015;

(ix) Contract (or series of related Contracts) with any agency or department of the United States federal government or other Governmental Entity, or other Government Contract, for the purchase of goods and/or services from the Company or any of its Subsidiaries which would reasonably be expected to result in payments to the Company or any of its Subsidiaries in excess of $25,000,000 in any fiscal year;

(x) Contract that is material to the Company and its Subsidiaries, taken as a whole, that prohibits the payment of dividends or distributions in respect of the capital stock or other ownership interests of the Company or any of its wholly-owned Subsidiaries, prohibits the pledging of the capital stock or other ownership interests of the Company or any wholly-owned Subsidiary of the Company or prohibits the issuance of guarantees by any wholly-owned Subsidiary of the Company;

(xi) Contract material to the business of the Company and its Subsidiaries, taken as a whole, and concerning Intellectual Property pursuant to which the Company or any of its Subsidiaries is a party or by which any of them or their assets are bound or otherwise benefits, including any Contract material to the business of the Company and its Subsidiaries, taken as a whole, under which (A) the Company or any of its Subsidiaries is granted any right, title or interest in or to any Intellectual Property, (B) any Person is granted any right, title or interest in or to any Intellectual Property by the Company or any of its Subsidiaries (including, in the case of clause (A) or (B), any license or any other right to use or otherwise exploit, any assignment of, any option, right of first or last refusal, or similar right in respect of, any royalty or revenue interest relating to, and any right to research, develop or manufacture, distribute, market, sell or otherwise commercialize any Intellectual Property related to any products of the Company or any of its Subsidiaries, and that is otherwise material to the business of the Company and its Subsidiaries, taken as a whole) or (C) the Company’s or any of its Subsidiaries’ use of any Intellectual Property owned by, or exclusively licensed to, the Company or any of its Subsidiaries is restricted (including by any coexistence agreement, settlement agreement, covenant not to sue or any other forbearance or restriction) (collectively, “IP Contracts”), provided, that the following IP Contracts shall not be required to be set forth in Section 5.19(a) of the Company Disclosure Schedule: (1) licenses for commercial “off-the-shelf” or “shrink-wrap” software that have not been modified or customized for the Company or any of its Subsidiaries and that are not material to the conduct of the business of any member of the Company Group, and (2) nondisclosure agreements, consulting agreements, materials transfer agreements or evaluation agreements that are not material to any product or to the conduct of the business of a Company Group member;

(xii) Contract to which the Company or any of its Subsidiaries is a party that would reasonably be expected to require by its terms aggregate payments by any party thereto of more than $25,000,000 in any fiscal year after the date hereof, except for any such Contract that may be cancelled by the Company or any of its Subsidiaries, without any material penalty or other liability to the Company or any of its Subsidiaries, upon notice of 90 days or less; or

(xiii) Contract pursuant to which the Company or any of its Subsidiaries has made any loan to any Person that has an outstanding principal balance as of the date hereof of more than $15,000,000 (other than to the Company or any of its wholly owned Subsidiaries and other than extensions of trade credit in the ordinary course of business consistent with past practice).

Each such Contract described above is referred to herein as a “Material Contract”. When used in this Agreement, “Indebtedness” shall mean, with respect to any Person, without duplication, indebtedness for borrowed money, notes, bonds, indentures, debt securities or warrants or other rights to acquire any debt securities of such Person, guarantee any such indebtedness or any debt securities of another Person or any “keep well” or other agreement to maintain any financial statement condition of another Person; provided, that Indebtedness shall not include any intercompany indebtedness between or among such Person and any of its wholly-owned Subsidiaries. For purposes of this Agreement, “Contract” means any lease, license, note, bond, mortgage, indenture, loan, guarantee, contract or agreement.

(b) Each of the Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for (A) such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (B) Material Contracts that terminate or are terminated after the execution of this Agreement in accordance with their terms (other than as a result of a termination by the Company or any of its Subsidiaries or as a result of a breach thereof by the Company or any of its Subsidiaries). Except as would not have a Company

Material Adverse Effect, (i) there is no default or breach under any Material Contract either by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, as of the date hereof, by any other party thereto, and (ii) no event has occurred that with notice or lapse of time or both would constitute a default or breach thereunder by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company as of the date hereof, any other party thereto. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice or claim of any default under any Material Contract, except as would not have a Company Material Adverse Effect. Complete and correct copies of each Material Contract have been made available to Parent prior to the date hereof in the online dataroom.

5.20 Information Supplied. The Proxy Statement will not, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement. At the time it is filed with the SEC, at the date of mailing to stockholders of the Company and at the time of the Company Stockholders Meeting, the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.

5.21 Government Contracts. Except for such matters that would not have a Company Material Adverse Effect, to the Knowledge of the Company, since the Applicable Date and prior to the date hereof: (i) no Government Contract has been terminated by a Governmental Entity for default, (ii) neither the Company, its Subsidiaries nor any of its or their respective representatives has been debarred or suspended from participation in the award of contracts by any Governmental Entity or has been declared nonresponsible or ineligible for Governmental Entity contracting (it being understood that debarment, suspension and nonresponsibility do not include ineligibility to bid for certain contracts due to generally applicable bidding requirements) and (iii) there has not been any civil fraud, criminal act or bribery (in each case as such concept is defined under the state or federal laws of the United States) or any other violation of applicable Law with respect to any Government Contract, by the Company or any of its Subsidiaries or any director, officer, or employee having primary management or supervisory responsibilities of the Company or any of its Subsidiaries. Except for such matters that would not have a Company Material Adverse Effect, to the Knowledge of the Company, (A) as of the date hereof, there are no matters pending that are reasonably likely to lead to the institution of suspension or debarment proceedings against the Company or any of its Subsidiaries and (B) neither the Company nor any Subsidiary has, since the Applicable Date, been terminated for default under any Government Contract, and no cure notice or show cause notice remains unresolved with respect to any Government Contract.

For all purposes of this Agreement, “Government Contract” means any Contract, prime contract, subcontract, teaming agreement, joint venture agreement, basic ordering agreement, blanket purchase agreement, letter agreement, purchase order, delivery order, task order, cooperative agreement, change order, arrangement or other commitment, in each case, to which the Company or any Subsidiary thereof, on the one hand, and (A) a U.S. federal Governmental Entity, (B) any prime contractor to a U.S. federal Governmental Entity or (C) any subcontractor with respect to any contract described in clause (A) or (B), on the other hand, are parties thereto as of the date hereof.

5.22 Key Customers and Suppliers.

(a) Section 5.22(a) of the Company Disclosure Schedule sets forth a complete and correct list of the ten (10) largest customers of the Company and its Subsidiaries as measured by dollar revenues generated from the period beginning January 1, 2013 and ending December 31, 2013 (the “Key Customers”). As of December 31, 2013, the Key Customers accounted for the percentage of the aggregate of the Company’s and any of its Subsidiaries’ revenues set forth in Section 5.22(a) of the Company Disclosure Schedule.

(b) Section 5.22(b) of the Company Disclosure Schedule sets forth a complete and correct list of the ten (10) largest suppliers of the Company and its Subsidiaries as measured by aggregate dollar volume of purchases from the period beginning January 1, 2013 and ending December 31, 2013 (the “Key Suppliers”). As of December 31, 2013, the Key Suppliers accounted for the percentage of the aggregate of the Company’s and any of its Subsidiaries’ purchases set forth in Section 5.22(b) of the Company Disclosure Schedule.

5.23 No Other Parent or Merger Sub Representations or Warranties. Except for the representations and warranties set forth in Article VI, the Company hereby acknowledges that neither Parent, Merger Sub nor any of their Subsidiaries, nor or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their Subsidiaries or their respective business or operations. None of Parent, Merger Sub nor any of their Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, will have or be subject to any Liability or indemnification obligation to the Company resulting from the delivery, dissemination or any other distribution to the Company or its stockholders, directors, officers, employees, affiliates or representatives, or the use by the Company or its respective stockholders, directors, officers, employees, affiliates or representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Company or its stockholders, directors, officers, employees, affiliates or representatives, including in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement, except in each case as set forth in this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub each hereby represent and warrant to the Company that:

6.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is presently conducted, except where any such failure would not, individually or in the aggregate, be reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement. Each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation (with respect to jurisdictions that recognize the concept of good standing) or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, qualified, in good standing or to have such power or authority would not, individually or in the aggregate, be reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

6.2 Corporate Authority and Approval. Each of Parent and Merger Sub has all requisite company power and authority and has taken all company action (including any shareholder action) necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of, Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. Each of the Parent Board and the board of directors of Merger Sub has approved the execution, delivery and performance of this Agreement, the Merger and the other transactions contemplated hereby.

6.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by Parent and Merger Sub does not and will not: (A) conflict with or violate any provision of the certificate of incorporation or bylaws or comparable governing documents of Parent or Merger Sub; or (B) assuming that all consents, approvals, authorizations, declarations and permits contemplated by clauses (A) through (F) of Section 6.3(b) below have been obtained, and all filings described in such clauses have been made, conflict with, result in any breach or violation of or constitute a default (or an event which with or without notice, lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any breach or violation of, a termination, cancellation, or right of termination, acceleration or other alteration in the rights under, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or its or any of their respective properties or assets are bound or any Law to which Parent or Merger Sub or any of their respective properties or assets is subject, except, in the case of clause (B) above, for any such conflict, violation, breach, termination, default, acceleration, loss, alteration or other occurrence that would not, individually or in the aggregate, be reasonably likely to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby by Parent and Merger Sub do not and will not require Parent or Merger Sub to make or obtain any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any Governmental Entity, except for: (A) the filing of the pre-merger notification report under the HSR Act, and the applicable rules and regulations promulgated thereunder; (B) the filing of all required filings under the EUMR; (C) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; (D) the applicable requirements of any Other Antitrust Laws; (E) Completion of CFIUS Process; and (F) any such consent, approval, authorization, declaration, permit, action, filing or notification the failure of which to make or obtain, would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

6.4 Litigation. As of the date hereof, there are no civil, criminal or Actions pending or, to the actual knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would, individually or in the aggregate, reasonably be likely to have the effect of preventing or making illegal any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

6.5 Capital Resources. Parent has delivered to the Company a true and complete (subject to redactions of pricing related information and economic information) copy as of the date hereof of the executed Syndicated Dual-Currency Term Loan Facilities Agreement dated September 22, 2014, by and among Parent, Merck Financial Services GmbH, Deutsche Bank AG, J.P. Morgan Limited, Societe Generale London Branch, Deutsche Bank Luxembourg S.A. and the other financial institutions party thereto from time to time (as amended, restated, supplemented or otherwise modified from time to time to the extent permitted under Section 7.14, the “Credit Agreement”; the financing contemplated by the Credit Agreement, the “Credit Agreement Financing”; and the Credit Agreement Financing, together with any issuance of equity or hybrid securities or indebtedness for borrowed money by Parent and/or any of its Subsidiaries from time to time after the date hereof that is intended to finance in any part the transactions contemplated hereby (it being understood that the proceeds of any such issuance that reduce the commitments under the Credit Agreement shall be subject to the terms of Section 7.14), the “Financing”). As of the date hereof, the Credit Agreement is in full force and effect and has not been withdrawn, rescinded or terminated or otherwise amended, supplemented or modified in any respect. The Credit Agreement, in the form so delivered, as of the date hereof, is a legal, valid and binding obligation of Parent and, to the actual knowledge of any individual set forth on Section 9.5(e) of the Parent Disclosure Schedule, the other parties thereto, enforceable against such parties in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency or other laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses, including any principle of good faith or reasonableness applying generally to the exercise of contractual rights and obligations under the governing law thereof, and to the discretion of the court before which any proceeding therefor may be brought. The aggregate amount of funds contemplated to be provided pursuant to the Credit Agreement, together with (1) cash and (2) cash equivalents and “current financial assets” (as defined in IFRS as of the date hereof) that, in the case of clause (2), are of the type described on Section 6.5(e) of the Parent Disclosure Schedule (clauses (1) and (2), collectively,

“Current Financial Assets”) of the Parent and its Subsidiaries on hand, is sufficient to effect the transactions contemplated hereby, including to pay the amounts contemplated by Article IV and all costs and expenses associated with the transactions contemplated hereby. As of the date hereof, there are no Contracts relating to the Financing (including the Credit Agreement Financing), except for such Contracts as to which copies (subject to any redactions of pricing-related information and economic information) have been provided to the Company by the Parent on or prior to the date hereof. No event has occurred that, with or without notice, lapse of time or both, would constitute a material default or material breach on the part of Parent or any of its Subsidiaries under any term or condition of the Credit Agreement, and Parent has no reason to believe that any portion of the Credit Agreement Financing will not be available to Parent or Merger Sub on a timely basis to consummate the transactions contemplated hereby, including the Merger (except to the extent that Parent is permitted to reduce the Credit Agreement Financing in accordance with Section 7.14). Parent has fully paid any and all commitment fees or other fees required by the Credit Agreement to be paid on or before the date hereof. There are no conditions precedent or other contingencies related to the funding of the full amount of the Credit Agreement Financing, other than as expressly set forth in the Credit Agreement.

6.6 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or direct or indirect wholly-owned Subsidiaries of Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, prior to the Effective Time, will not have engaged in any business activities, other than activities related to the Transactions.

6.7 Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any Liability.

6.8 Stock Ownership. Neither Parent nor Merger Sub owns, beneficially or of record, any shares of capital stock of the Company or any securities that are convertible into or exchangeable or exercisable for capital stock of the Company. Neither Parent nor any of its Subsidiaries, or the “affiliates” or “associates” of any such entity is, and at no time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

6.9 Absence of Certain Arrangements. Other than this Agreement, as of the date hereof, there are no Contracts between Parent or any of its Affiliates, on the one hand, and any director, officer or employee of the Company, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Surviving Corporation after the Effective Time.

6.10 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company

Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.11 No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article V, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations. Neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, will have or be subject to any Liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or representatives, or the use by Parent, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or representatives, including in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement, except in each case as set forth in this Agreement.

ARTICLE VII

COVENANTS

7.1 Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time or the termination of this Agreement in accordance with its terms (unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated or permitted by this Agreement or required by applicable Law or as set forth in Section 7.1(a) of the Company Disclosure Schedule, the Company and its Subsidiaries shall cause the business of it and its Subsidiaries to be conducted in the ordinary course and it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, officers, employees, lenders and business associates.

(b) Without limiting the generality of the foregoing, and in furtherance thereof, from the date hereof until the Effective Time or the termination of this Agreement in accordance with its terms, except (A) as otherwise specifically contemplated or permitted by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (C) as is required by applicable Law or (D) as set forth in Section 7.1(b) of the Company Disclosure Schedule, the Company will not and will not permit its Subsidiaries to:

(i) adopt any change in (A) the certificate of incorporation or bylaws of the Company or (B) the other applicable governing instruments of the Subsidiaries of the Company that, in the case of clause (B), would adversely affect Parent;

(ii) except pursuant to a transaction expressly permitted by any of Sections 7.1(b)(iii) or 7.1(b)(xiv), merge, amalgamate or consolidate the Company or any of its Subsidiaries with any other Person;

(iii) make any acquisition in excess of $50 million for all acquisitions in the aggregate, of the capital stock or other ownership interests of any other Person or the business or assets that comprise a business or product line of any other Person, whether by way of stock purchase, asset purchase, merger, consolidation or otherwise, except for acquisitions of inventory or supplies in the ordinary course of business;

(iv) other than (A) the issuance of Shares upon the settlement of Company Equity Awards outstanding as of the date hereof or issued in accordance with Section 7.1(b)(xvii) (and dividend equivalents thereon, if applicable), (B) the issuance of shares of Company Subsidiary stock to the Company or any wholly owned Subsidiary of the Company, (C) as required to comply with any Benefit Plan, Benefit Agreement or other written agreement as in effect on the date of this Agreement and set forth on Section 7.1(b)(iv) of the Company Disclosure Schedule, or (D) dispositions permitted by clause (xiv), issue, sell, dispose of, grant any shares of capital stock or other ownership interests of the Company or any of its Subsidiaries or securities convertible or exchangeable into or exercisable for any shares of such capital stock or other ownership interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, ownership interests or such convertible or exchangeable securities;

(v) make any loans, advances or capital contributions to or investments in any Person (other than (A) to the Company or its wholly owned Subsidiaries, (B) as required pursuant to any Contract made available to Parent in the data room prior to the date hereof, (C) extensions of trade credit in the ordinary course of business and (D) loans, advances or capital contributions in the aggregate of less than $15,000,000);

(vi) authorize, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, other ownership interests or other securities, property or otherwise, with respect to any of its capital stock or other ownership interests (except dividends or distributions by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other wholly owned direct or indirect Subsidiary of the Company); provided, that the Company may, at its election, pay quarterly cash dividends in accordance with its past practice (including with respect to timing of declaration, record and payment dates and amount) but in no event in an amount that would exceed $0.23 per Share per fiscal quarter; provided, further, that the Company shall in no event declare any dividend that would be payable after the Effective Time;

(vii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of the Company or other ownership interests or securities convertible or exchangeable into or exercisable for any shares of the capital stock of the Company or other ownership interests of the Company (other than acquisitions in connection with cashless exercises of Company Stock Options or vesting or payment of Company Equity Awards, or Tax withholdings on the vesting or payment of Company Equity Awards);

(viii) incur, assume, issue, modify, renew, syndicate, guarantee, prepay, refinance or otherwise become liable for any Indebtedness (directly, contingent or otherwise) (other than (A) any letters of credit issued in the ordinary course of business consistent with past practice, (B) for borrowings in the ordinary course of business under (1) the Existing Credit Facility or (2) the Company’s commercial paper program, (C) any Indebtedness between the Company and any of its Subsidiaries or between the Subsidiaries of the Company or (D) in an amount not to exceed $50,000,000) or acquire or redeem, offer to acquire or redeem, or exercise any right to make an offer to acquire or redeem the 3.375% Notes due November 1, 2020;

(ix) make any capital expenditures, other than (A) capital expenditures in 2014 not in excess of the aggregate amount set forth in the Company’s capital expenditure plan for 2014 previously provided to Parent or capital expenditures in 2015 in an amount not in excess of 110% of the aggregate amount set forth in the Company’s 2014 capital expenditure plan and (B) any additional capital expenditures not described in clause (A) so long as the aggregate amount of such capital expenditures made pursuant to this clause (B) does not exceed $10,000,000 in the aggregate; provided, however, that the Company and its Subsidiaries shall be permitted to make emergency capital expenditures in an amount not to exceed $10,000,000 in the aggregate;

(x) make any material changes with respect to financial or Tax accounting methods of reporting income, deductions or other items to financial accounting purposes, except as required by applicable Law or by changes in GAAP;

(xi) other than (A) Dissenting Shares (which are the subject of Section 4.2(f)), (B) stockholder litigation (which is the subject of Section 7.16) and (C) as contemplated by Section 7.5, settle or propose to settle any litigation, arbitration or other proceeding by or before a Governmental Entity (x) for a monetary amount in excess of $10,000,000 in the aggregate, (y) that imposes any material equitable or material non-monetary relief on the Company, any of its Subsidiaries or any of its officers or directors or (z) that requires the admission of wrongdoing by the Company or any of its Subsidiaries of a nature that would reasonably be expected to have any material adverse effect on any division of the Company or any of its Subsidiaries or that disparages Parent or any of its Subsidiaries;

(xii) change its fiscal or Tax year or, except to the extent required by Law, make or change any material Tax election;

(xiii) enter into any settlement, compromise or closing agreement with respect to any material Tax Liability or Tax refund or file any amended Tax Return with respect to any material Tax or surrender any right to claim a material refund of Taxes (except to the extent the consequences thereof are adequately reserved in accordance with GAAP in the Company Reports);

(xiv) sell, lease, license, transfer or otherwise dispose of any of its properties or assets (including capital stock of any Subsidiary of the Company) with a value in excess of $20,000,000 (including the value of any assumed liabilities), other than (A) sales or other dispositions of inventory and other assets in the ordinary course of business, (B) the licensing or sublicensing of Intellectual Property in the ordinary course of business or (C) as required pursuant to existing Contracts made available to Parent in the dataroom prior to the date hereof;

(xv) (A) abandon, voluntarily permit to lapse before expiration, any Company IP that is material to the Company and its Subsidiaries, taken as a whole, or (B) sell, transfer or license to any third-person or otherwise extend any Company IP that is material to the Company and its Subsidiaries, taken as a whole, other than non-exclusive licenses of Intellectual Property rights granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(xvi) except in the ordinary course of business, enter into or assume any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, (including for interest rate and foreign exchange rate hedging), except foreign exchange hedging on customary commercial terms in compliance with the Company’s hedging policies in effect on the date hereof;

(xvii) except as required pursuant to a Benefit Plan or Benefit Agreement in effect on the date hereof or as set forth in Section 7.1(b)(xvii) of the Company Disclosure Schedule, (A) grant or provide any severance or termination payments or benefits to any Employees or Other Service Providers, (B) increase the compensation or pay or establish any award or bonus to or for any Employees or Other Service Providers, (C) establish, adopt, terminate or materially amend any Benefit Plan or Benefit Agreement or any plan, program, arrangement, policy or agreement that would be a Benefit Plan or Benefit Agreement if it were in existence on the date hereof, other than with respect to Benefit Plans and Benefit Agreements that are not described in clause (D) below and in cases where such adoption, termination or amendment applies only to non-Executive Officers of the Company or any Subsidiary of the Company in the ordinary course of business consistent with past practice and to the extent that such action would not reasonably be expected to result in material expense or Liability to the Company or any of its Subsidiaries, (D) grant any equity or equity-based awards, long-term incentive awards or retention awards, (E) hire any new employee of the Company or any Subsidiary of the Company or engage any other individual to provide services to the Company or any Subsidiary of the Company, other than with respect to non-Executive Officers of the Company or any Subsidiary of the Company in the ordinary course of business consistent with past practice and with respect to Executive Officers as needed to replace such Executive Officer, (F) terminate the employment of any current Employee or the engagement of any current contractor of the Company or any Subsidiary of the

Company, other than in the ordinary course of business consistent with past practice or for cause, (G) negotiate, enter into, amend, modify or terminate any Collective Bargaining Agreement, or (H) waive, limit, release or condition any Restrictive Covenant obligation or any Employee or Other Service Provider; provided, however, that the foregoing clauses (A) – (H) shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to Employees in the context of promotions based on job performance or workplace requirements, including replacement of an open position, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements (but not including equity or equity-based awards) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions; provided, further, that the consent of Parent shall be required in the event of a promotion or hiring to the Executive Officer level unless such promotion or hiring is to replace an Executive Officer. For purposes of this Section 7.1(b), the “Executive Officers” are those individuals listed on Section 7.1(b)(xvii) of the Company Disclosure Schedule;

(xviii) adopt or enter into a plan or agreement of complete or partial liquidation or dissolution of the Company;

(xix) grant any Lien on any material assets of the Company or any of its Subsidiaries other than Permitted Liens;

(xx) enter into any new line of business that would be material to the Company and its Subsidiaries, taken as a whole, outside the businesses being conducted by the Company and its Subsidiaries on the date hereof and any reasonable extensions thereof, other than in the ordinary course;

(xxi) enter into any Contract that, after giving effect to the Merger, would limit or otherwise restrict in any material respect Parent or any of its respective Affiliates (other than the Company and its Subsidiaries), from engaging or competing in any line of business, in any location or with any Person;

(xxii) materially amend or modify, extend, terminate, sublease or grant any waiver under, any Material Contract or any Contract that would constitute a Material Contract if entered into prior to the date hereof (other than the expiration or renewal of any Material Contract in accordance with its terms), in ease case, other than in the ordinary course of business;

(xxiii) enter into any transactions, agreements, arrangements or understandings with any significant holder of Shares or their respective affiliated entities (other than the Company and its Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act;

(xxiv) terminate the employment of any Executive Officer without cause or change the terms and conditions of employment of any Executive Officer in a manner which would constitute “good reason” under a Contract between the Company and such Executive Officer; or

(xxv) agree, authorize or commit, whether or not in writing, to do any of the foregoing

7.2 Acquisition Proposals; Change in Recommendation.

(a) Except as expressly permitted by this Section 7.2, on and after the date hereof, the Company and its Subsidiaries shall, and the Company shall use reasonable best efforts to cause its and its Subsidiaries’ respective directors, officers, employees, controlled Affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) to, (i) immediately cease and cause to be terminated any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) until the Effective Time not (A) initiate, solicit or knowingly encourage or knowingly facilitate, directly or indirectly, the making of any proposal or offer that constitutes, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal or inquiry that may reasonably be expected to lead to any Acquisition Proposal, (C) enter into any agreement, agreement in principle, letter of intent, confidentiality agreement or other understanding or arrangement with respect to any Acquisition Proposal (other than any confidentiality agreement contemplated by Section 7.2(b)), (D) otherwise knowingly facilitate or knowingly encourage any effort or attempt to make an Acquisition Proposal or (E) publicly propose to do any of the foregoing. Promptly (but in any event within two (2) business days) after the date hereof, the Company shall, and shall cause its Subsidiaries and shall use its reasonable best efforts to cause its and their respective Representatives to request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives (other than any Person with whom the Company is in negotiations or discussions with respect to an Acquisition Proposal in accordance with Section 7.2(b)). For the avoidance of doubt, the Company shall not be permitted to reimburse or agree to reimburse the expenses of any other person (or group of persons) who makes an Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time from the date hereof and prior to, but not after, the time the Requisite Company Vote is obtained, if the Company receives a written unsolicited Acquisition Proposal from any Person then (A) the Company and its Representatives may provide information in response to a request therefor by such Person if the Company receives from such Person (or has received from such Person), prior to providing such information, an executed confidentiality agreement on terms that are no less favorable, in the aggregate, to the Company than those contained in the Company Confidentiality Agreement (and the Company shall have provided written notice to Parent of the execution and delivery of such a confidentiality agreement); provided that such confidentiality agreement shall not be required to contain a standstill provision; provided, further, that the Company shall promptly (but in any event within twenty-four (24) hours) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Merger Sub, (B) the Company and its Representatives may engage or participate in discussions or negotiations with such Person and (C) after having complied in all respects with Section 7.2(d), the Company and the Company Board may adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) such an Acquisition Proposal, if and only if (y) in each such case referred to in clause (A) or (B) above, in the case of an Acquisition Proposal, prior to taking any action described in clause (A) or (B) the Company Board determines in good faith based on the information then available and after consultation with its outside financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal (provided, that the Company may request clarifications of the terms and conditions of a written unsolicited Acquisition Proposal prior to such a determination so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal) and the Company shall have notified Parent of such determination and (z) in each such case referred to in clause (C) above, prior to taking any action described in clause (C), the Company Board determines in good faith (after consultation with its outside financial advisor and outside legal counsel) that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and such Acquisition Proposal is a Superior Proposal (taking into account any adjustment or revisions made by Parent in response to such Acquisition Proposal). The Company shall not release or waive any “standstill” agreement to which it is a party; provided, that the Company may release or waive any “standstill” agreement to which it is a party if, prior to such release or waiver, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, further that the Company shall advise Parent orally and in writing no later than 24 hours prior to any such release or waiver that the Company shall provide such release or waiver.

(c) For purposes of this Agreement:

“Acquisition Proposal” means (i) any bona fide proposal or offer with respect to a merger, consolidation, tender offer, recapitalization, share exchange, business combination, acquisition or similar transaction or series of transactions involving the Company or any of its Subsidiaries and (A) the direct or indirect acquisition of more than 20% of the total voting power of the capital stock or other ownership interests of the Company, (B) more than 20% of the consolidated assets (based on the fair market value thereof, determined by the Company Board in good faith) of the Company and its Subsidiaries or (C) pursuant to which any Person or group (or the shareholders of any Person) would own, directly or indirectly, 20% or more of the equity securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity or (ii) any other bona fide proposal or offer involving the Company or any of its Subsidiaries, which, if consummated, would result in a direct or indirect acquisition of more than 20% of the total voting power of the capital stock or other ownership interests, or more than 20% of the consolidated assets (based on the fair market value thereof, determined by the Company Board in good faith), of the Company and its Subsidiaries, in one transaction or a series of transactions, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means a written Acquisition Proposal that if consummated would result in a third Person or group (or the shareholders of any Person) owning, directly or indirectly, (i) 50% or more of any class of equity securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 50% or more (based on the fair market value thereof, as determined by the Company Board in good faith) of the assets of the Company and its Subsidiaries (including capital stock of the Subsidiaries of the Company, and by means of any tender offer for the capital stock of, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving, any Subsidiary of the Company), taken as a whole, that the Company Board has determined in its good faith judgment, after consultation with its outside financial and legal advisors, would result in a transaction more favorable to the Company’s stockholders taking into account all relevant factors (including the timing, likelihood of consummation, ability to finance, legal, financial, regulatory and other aspects of such proposal) than the transaction contemplated by this Agreement (taking into account any adjustment or revisions made by Parent in response to such Acquisition Proposal or otherwise).

(d) Except as expressly set forth in this Section 7.2, the Company Board shall not:

(i) withhold, withdraw, qualify, change or modify (or propose or resolve to withhold, withdraw, qualify, change or modify), in a manner adverse to Parent, the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement;

(ii) adopt, approve, recommend or endorse or approve (or publicly propose or publicly resolve to adopt, approve, recommend or endorse) an Acquisition Proposal;

(iii) make any recommendation to the stockholders of the Company with respect to a tender offer or exchange offer that constitutes an Acquisition Proposal other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or fail to recommend against acceptance of such a tender offer or exchange offer, including by taking no position with respect to acceptance, within ten (10) business days after commencement (any of the actions or failures described in the foregoing clauses (i), (ii) or this clause (iii) being referred to as a “Company Adverse Recommendation Change”); provided, that, for the avoidance of doubt, a statement that the Company Board recommends against acceptance of such tender or exchange offer but, in accordance with Section 7.2 of this Agreement, is engaging in discussions or negotiations with the Person making such tender or exchange offer, shall not be deemed to be a Company Adverse Recommendation Change;

(iv) cause or permit the Company or any of its Subsidiaries to enter into any acquisition agreement, merger agreement or similar definitive agreement or a letter of intent, memorandum of understanding or agreement in principle with respect thereto (other than a confidentiality agreement referred to in Section 7.2(b)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”); or

(v) terminate this Agreement pursuant to Section 9.3(a).

Notwithstanding anything to the contrary set forth in this Agreement, prior to, but not after, the time the Requisite Company Vote is obtained, the Company Board may make a Company Adverse Recommendation Change, if the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (a “Company Change of Recommendation”) and, in the event of a Company Change of Recommendation involving any Acquisition Proposal that the Company Board has determined in its good faith judgment constitutes a Superior Proposal, the Company Board may also cause the Company to terminate this Agreement pursuant to Section 9.3(a) of this Agreement in connection with accepting such Acquisition Proposal as contemplated herein; provided, that prior to any Company Change of Recommendation or termination of this Agreement pursuant to Section 9.3(a) of this Agreement in connection with accepting such Acquisition Proposal as contemplated herein:

(A) the Company shall have provided prior written notice to Parent and Merger Sub, at least ninety-six hours in advance, of its intention to effect a Company Change of Recommendation or to terminate this Agreement pursuant to Section 9.3(a) (it being agreed that neither the delivery of such notice by the Company nor the public announcement that the Company Board has delivered such notice shall constitute a Company Adverse Recommendation Change), which notice, if the intended Company Change of Recommendation is not the result of a Superior Proposal, shall specify in reasonable detail the reasons for such Company Change of Recommendation and, if concerning an intended Company Change of Recommendation that is the result of a Superior Proposal, shall specify the identity of the party making such Superior Proposal and the material terms thereof;

(B) during the ninety-six hour period after providing such notice and prior to effecting such Company Change of Recommendation or terminating this Agreement pursuant to Section 9.3(a), the Company shall, and shall use its reasonable best efforts to cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) with respect to adjustments proposed by Parent and Merger Sub to the terms and conditions of this Agreement as would permit the Company not to effect a Company Change of Recommendation or terminate this Agreement pursuant to Section 9.3(a) in response to such an Acquisition Proposal; and

(C) the Company Board shall have considered in good faith any changes to this Agreement offered by Parent in a written, binding offer and (x) if the intended Company Change of Recommendation is the result of such an Acquisition Proposal, shall have determined in good faith after consultation with its outside financial advisors and outside legal counsel that such Acquisition Proposal would continue to constitute a Superior Proposal if such changes were to be given effect and (y) if the intended Company Change of Recommendation is not the result of such an Acquisition

Proposal, shall have determined in good faith after consultation with its outside financial advisor and outside legal counsel that failure to effect a Company Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law if such changes were to be given effect;

provided, that, if the intended Company Change of Recommendation is the result of such an Acquisition Proposal or in the case of a termination of this Agreement pursuant to Section 9.3(a), in the event of any material revision to such Acquisition Proposal (it being understood and agreed that any increase in purchase price shall be deemed a material revision), the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of clauses (A) through (C) of this Section 7.2(d) with respect to such new written notice, except that the deadline for such new written notice and the negotiation period shall be reduced to forty-eight hours before the Company Change of Recommendation or termination of this Agreement pursuant to Section 9.3(a) (rather than the ninety-six hours otherwise contemplated by this Section 7.2(d)).

(e) Subject to the Company’s compliance with Section 7.2(d), nothing contained in this Section 7.2 shall be deemed to prohibit the Company or the Company Board from (i) complying with its disclosure obligations under U.S. federal or state Law, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act, or (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act.

(f) Promptly (but in any event within twenty-four (24) hours) after the taking of any of the applicable actions or the applicable proposal or documents being delivered, the Company shall (i) notify Parent that it has provided any nonpublic information in connection with an Acquisition Proposal, (ii) notify Parent it has entered into discussions or negotiations as provided in Section 7.2(b) and (iii) provide to Parent a copy of any proposals with respect to, or draft agreements or similar documents to effect any, Acquisition Proposal delivered to the Company or any of its Subsidiaries, including the identity of the party or parties making such Acquisition Proposal. In addition, the Company shall keep Parent reasonably informed, on a reasonably prompt basis, of the status and material terms of any proposals or offers (including by providing copies of any amendments or other documents thereto) and the status of any discussions and negotiations regarding any Acquisition Proposal. The Company hereby agrees that it shall not, and shall not permit its Subsidiaries to, enter into any agreement that prohibits or restricts it from providing to Parent the information contemplated by this Section 7.2(f) or complying with Section 7.2(d).

7.3 Proxy Statement.

(a) The Company shall prepare and file with the SEC, as promptly as reasonably possible following the date hereof, a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement, including the letter to stockholders, notice of meeting, form of proxy and any amendment or supplement thereto, the “Proxy Statement”), which Proxy Statement shall include, subject to Section 7.2(d), the Company Recommendation.

(b) The Company shall promptly notify Parent of the receipt of all comments of the SEC or the staff of the SEC with respect to the Proxy Statement and of any request by the SEC or the staff of the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC or the staff of the SEC with respect to the Proxy Statement. The Company shall use its reasonable best efforts (with the reasonable assistance of Parent) to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC or the staff of the SEC. Parent, Merger Sub and the Company shall use their respective reasonable best efforts to have the Proxy Statement cleared by the staff of the SEC as soon as reasonably possible after the date hereof. Parent shall provide to the Company such information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and resolution of comments referred to herein. The Company shall cause the definitive Proxy Statement to be mailed as promptly as reasonably possible after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(c) Subject to applicable Law, notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC or the staff of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall in good faith consider for inclusion in such document or response comments reasonably proposed by Parent.

7.4 Company Stockholders Meeting. The Company shall take, in accordance with applicable Law and its certificate of incorporation and bylaws and the rules of the NASDAQ, all action necessary to duly call, give notice of, convene and hold a meeting of holders of Shares (the “Company Stockholders Meeting”) as promptly as reasonably possible after the date of mailing of the Proxy Statement for the purpose of obtaining the Requisite Company Vote, with the record date and meeting date of the Company Stockholders Meeting to be selected after reasonable consultation with Parent; provided, that, for the avoidance of doubt, the Company may postpone or adjourn the Company Stockholders Meeting solely (i) with the written consent of Parent; (ii) due to the absence of a quorum (in which case the Company shall, and shall cause its proxy solicitor to, solicit the presence, in person or by proxy, of a quorate number of shares expeditiously, it being understood that time shall be of the essence); (iii) to solicit additional votes in order to obtain the Requisite Company Vote; or (iv) to the extent the Company Board determines failure to postpone or adjourn such meeting would be reasonably likely to be inconsistent with applicable Law; provided, that with respect to items (i) through (iv) above, the Company shall use its reasonable best efforts to reconvene and hold a Company Stockholders Meeting as promptly as reasonably possible. Subject to the right of the Company Board to make a Company Change of Recommendation in accordance with Section 7.2, the Company Board shall recommend adoption of this Agreement and shall use its reasonable best efforts to solicit the Requisite Company Vote.

7.5 Filings; Other Actions; Notification.

(a) Cooperation; Reasonable Best Efforts. Subject to the terms and conditions set forth in this Agreement (including Section 7.5(d) and 7.5(e)), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done, all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Merger and the other Transactions as soon as reasonably possible, including preparing and filing as promptly as reasonably possible all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably possible all consents, registrations, approvals, permits and authorizations necessary, proper or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions, including under the HSR Act, the EUMR and any other applicable Antitrust Law, and any notice or other filings with the Committee on Foreign Investment in the United States (“CFIUS”). Parent and the Company each shall (i) file (and cause its Affiliates to file), or cause to be filed (which filing, including the exhibits thereto, need not be shared or otherwise disclosed to the other party, except to outside legal counsel of the other party to the extent reasonably necessary or advisable to help facilitate completion of filing requirements), the initial premerger notifications with respect to this Agreement and the Transactions required under the HSR Act no later than October 24, 2014 (unless otherwise mutually agreed by Parent and the Company), and shall make any filings as required by the EUMR and any other applicable Antitrust Law as soon as reasonably practicable after the date hereof, (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received by such party from the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice or by any other Governmental Entity under any Antitrust Laws in respect of any such filings or such transactions and (iii) act in good faith and reasonably cooperate with the other party in connection with any such filings (including, if requested by the other party, to accept all reasonable additions, deletions or changes suggested by the other party in connection therewith) and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under any Antitrust Laws. Subject to applicable Law relating to the exchange of information, Parent and the Company shall provide outside legal counsel for the other party with a reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity (including the Proxy Statement); provided, that materials may be redacted or withheld (i) as necessary to comply with contractual agreements, (ii) as necessary to address reasonable privilege or confidentiality concerns and (iii) to remove references concerning the valuation of the Company and its Subsidiaries. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the EUMR, Other Antitrust Laws, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) Information. Subject to applicable Law and Section 7.5(a), the Company and Parent each shall, upon written request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other analysis, statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the Transactions, including under the HSR Act, the EUMR, any other applicable Antitrust Laws and any applicable filings with CFIUS or any other Governmental Entity; provided, that materials may be redacted or withheld (i) as necessary to comply with contractual agreements, (ii) as necessary to address reasonable privilege or confidentiality concerns and (iii) to remove references concerning the valuation of the Company and its Subsidiaries.

(c) Status. Subject to applicable Law, to the extent reasonably practicable, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices and other written communications and summaries of oral communications (other than those pertaining to scheduling or ministerial matters) received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity with respect to the Merger and the other Transactions. Except as required by Law or by a Governmental Entity, neither the Company nor Parent shall permit, to the extent reasonably practicable, any of its officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger and the other Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(d) Antitrust Matters.

(i) Subject to the terms of this Section 7.5, each of the Company and Parent shall use their respective reasonable best efforts to obtain from any Governmental Entity all consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by such party under Antitrust Laws or to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment, or investigation relating to any Antitrust Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the proffer and agreement by Parent of its willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly effect the sale, disposal and holding separate of, such assets, categories of assets or businesses or other segments of the Company or Parent or either’s respective Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Governmental Entity giving effect thereto) if such action is necessary to avoid, prevent, eliminate or remove the actual, anticipated or threatened issuance or enactment of any order, decree, decision, determination, or judgment that would restrain, prevent, enjoin or otherwise prohibit consummation of the Merger by any Governmental Entity.

(ii) In addition to the foregoing, Parent shall be required to take all such other lawful actions necessary as promptly as reasonably possible (taking into account reasonable discussions and negotiations) to obtain from any Governmental Entity all consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained under Antitrust Laws or to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment, or investigation relating to any Antitrust Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the proffer and agreement by Parent of its willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly effect the sale, disposal and holding separate of, such assets, categories of assets or businesses or other segments of the Company or Parent or either’s respective Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Governmental Entity giving effect thereto).

(iii) Each of the Company and Parent shall, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, or decree is entered or issued or threatened to be entered or issued that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, use, subject to the last paragraph in this Section 7.5(d), their respective reasonable best efforts (including commencing or defending litigation) to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such injunction, decision, order, judgment, determination, or decree so as to permit such consummation as promptly as reasonably possible.

Nothing in this Agreement shall require or be construed to require Parent or its Subsidiaries to commit to any undertaking, divestiture, license or hold separate or similar arrangement or conduct of business arrangement or to terminate or modify any relationships, rights or obligations or to do any other act to obtain any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained under Antitrust Laws or to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment, or investigation relating to any Antitrust Law, to the extent such commitment, divestiture, license, hold separate, arrangement, termination, modification or action, individually or in the aggregate, would reasonably be expected to have a material adverse effect (after giving effect to the proceeds and other consideration received with respect to any required divestitures or other actions) on the combined business or financial condition of the Company and its Subsidiaries and the life science tools and performance materials businesses of Parent and its Subsidiaries, taken as a whole (an “Antitrust MAE”). Nothing in this Section 7.5 shall require the Company, Parent or their respective Subsidiaries to take or agree to take any action with respect to their business or operations unless the effectiveness of such agreement or action is conditioned upon Closing.

(e) CFIUS. In furtherance of the other undertakings and limitations on undertakings pursuant to this Section 7.5, each of the Company and Parent shall: (A) as promptly as reasonably possible submit a joint voluntary notice (“Joint Notice”) to CFIUS pursuant to Section 721 of the Defense Production Act of 1950, as amended, with regard to the transaction contemplated hereby; (B) as promptly as reasonably possible provide all necessary information within their respective control for the Joint Notice and (C) use reasonable best efforts to provide as promptly as reasonably possible all necessary information which is not within such party’s control, in each case, to complete the Joint Notice in a timely manner and to timely respond to any requests by CFIUS for additional information, and they shall keep each other generally apprised of communications with, and requests for additional information from CFIUS, and use their respective reasonable best efforts to obtain the Completion of CFIUS Process as promptly as reasonably possible (which, for the avoidance of doubt, may require Parent and its Subsidiaries to offer or commit to an undertaking, divestiture, license or hold separate or similar arrangement or conduct of business arrangement or to terminate or modify any relationships, rights or obligations that is consistent with the standard of reasonable best efforts).

(f) Parent shall have the right to direct all matters with any Governmental Entity in a manner consistent with its obligations hereunder (including Section 7.5(d)(ii)) relating to any antitrust, competition or CFIUS matters. In addition, Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust, competition or CFIUS clearances and shall take the lead in all meetings and communications with any Governmental Entity in connection with obtaining any necessary antitrust, competition or CFIUS clearances, in each case, in a manner consistent with its obligations hereunder (including Section 7.5(d)(ii)).

(g) No party shall voluntarily extend any waiting period under the HSR Act or any antitrust or competition law or with respect to CFIUS or enter into any agreement with any Governmental Entity to delay or not to consummate the Transactions except with the prior written consent of the other parties; provided, that the Company shall not unreasonably withhold, condition or delay such consent.

(h) From the date hereof through the earlier of the termination of this Agreement and the Effective Time, none of the Company, Parent or Merger Sub shall acquire or enter into any agreement to acquire any business that would reasonably be expected to materially delay or impede the consummation of the transactions contemplated by this Agreement.

(i) The obligations of the Company under this Section 7.5 shall not limit or modify its rights under Section 7.2. The obligations of the Company with respect to the Company Stockholders Meeting and the Proxy Statement shall be governed by Section 7.3 and 7.4 and not this Section 7.5. This Section 7.5 shall not apply to any actions related to the Financing as to which Sections 7.13 and 7.14 shall apply exclusively in determining the parties’ obligations with respect thereto.

7.6 Access and Reports.

(a) Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford to the officers and other authorized Representatives of Parent, potential sources of capital and any rating agencies and prospective lenders reasonable access, during normal business hours throughout the period from the date hereof to the Effective Time or the termination of this Agreement in accordance with its terms, to its employees (including officers), properties, books, contracts, personnel files and records and, during such period, the Company shall (and shall cause its Subsidiaries to) promptly furnish to Parent all information concerning its business, properties and personnel as may reasonably be requested by Parent; provided, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information that would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality, (ii) to violate any requirements relating to classified materials or other material whose distribution is restricted by the U.S. government, or (iii) to disclose any information of the Company or any of its Subsidiaries that would waive the protection of attorney-client privilege; provided, that, with respect to clauses (i), (ii) and (iii) if such information cannot be disclosed pursuant to such clauses, the Company shall disclose as much of such information as is practicable (through redactions, summaries or other appropriate means) without violating the applicable restrictions on disclosure of such information or waiving such privilege. All such information shall be governed by the terms of the Company Confidentiality Agreement.

(b) The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, (i) of any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any Actions commenced or, to such party’s knowledge, threatened against, relating to or otherwise affecting such party of any of its Subsidiaries which relate to the transactions contemplated by this Agreement, and (iii) if such party becomes aware of any facts or circumstances that such party believes do, or with the passage of time are reasonably likely to, constitute a material breach of this Agreement by the other party; provided, that the delivery of any notice pursuant to this Section 7.6(b) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

7.7 Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall provide reasonable cooperation to Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ and SEC to enable the de–listing by the Surviving Corporation of the Common Stock from the NASDAQ and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

7.8 Publicity. The parties agree that the initial press release to be issued with respect to the Merger shall be in the form agreed to by the parties. The Company and Parent each shall consult with each other prior to issuing any other press releases or otherwise making public announcements (unless and until a Company Change of Recommendation has occurred or in connection with Section 7.2(d)) with respect to the Merger and the other Transactions with respect thereto, and, to the extent practicable, none of the parties or their Affiliates shall issue any such press release or make any such public announcement prior to obtaining the other party’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed), except that no such consent shall be required to the extent prohibited by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the written request of any Governmental Entity. This Section 7.8 shall not apply to any announcement, document or publication in connection with any Acquisition Proposal, Superior Proposal, Company Change of Recommendation or any amendment to the terms hereof proposed by Parent that would increase the Per Share Merger Consideration.

7.9 Employee Benefits.

(a) Parent shall, or shall cause the Surviving Corporation to, during the period commencing at the Effective Time and ending on the 12-month anniversary of the Effective Time (the “Continuation Period”), or if shorter, during the period of employment, provide to each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Closing, (i) base compensation, bonus opportunities and annual incentive opportunities (short and long term) which, in the aggregate, are no less favorable than the base compensation, bonus opportunities and annual incentive opportunities (short and long term) provided by the Company and its Subsidiaries immediately prior to the Closing, and (ii) employee benefits that are substantially comparable, in the aggregate, to either (x) those provided to such employee by the Company and its Subsidiaries immediately prior to the Effective Time or (y) those provided to similarly situated employees of Parent and its Subsidiaries from time to time. Each of the Company and Parent accepts and acknowledges the terms and conditions of Section 7.9 of the Parent Disclosure Schedule.

(b) Without limiting the generality of Section 7.9(a), from and after the Effective Time, Parent shall or shall cause the Surviving Corporation to assume, honor and continue during the Continuation Period or, if later, until all obligations thereunder arising during the Continuation Period have been satisfied, all of the Company’s employment, severance, retention, termination and change in control plans and agreements and arrangements, in each case, as in effect at the date hereof, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law.

(c) Parent shall, or shall cause the Surviving Corporation to cause any employee benefit plans in which the individuals who are employed by the Company or any of its Subsidiaries immediately prior to the Closing are entitled to participate following the Closing to take into account for purposes of eligibility, vesting, level of benefits and benefit accrual thereunder (other than for benefit accruals under defined benefit pension plans, retiree medical programs or other retiree welfare benefit programs), service by employees of the Company and its Subsidiaries as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company (except to the extent it would result in a duplication of benefits).

(d) Parent shall use commercially reasonable efforts, with respect to any employee benefit plans maintained for the benefit of the individuals who are employed by the Company or any of its Subsidiaries immediately prior to the Closing, to (i) waive any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable plans of the Company and its Subsidiaries and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such employees during the calendar year in which Effective Time occurs under similar plans maintained by the Company and its Subsidiaries.

(e) Notwithstanding anything in this Agreement to the contrary, following the Effective Time, the terms and conditions of employment for any individual who is employed by the Company or any of its Subsidiaries and whose employment is subject to a Collective Bargaining Agreement shall be governed by such Collective Bargaining Agreement until its expiration, modification or termination in accordance with its terms and applicable Law.

(f) Notwithstanding anything contained in this Agreement to the contrary, no provision of this Agreement is intended to, or does, (i) except as expressly provided in Section 7.9(b), prohibit Parent, the Surviving Corporation or their respective Affiliates from amending or terminating any Benefit Plan in accordance with its terms and applicable Law, (ii) require Parent or the Surviving Corporation to keep any person employed for any period of time, or (iii) constitute the establishment or adoption of, or amendment to, any Benefit Plan. The provisions of this Section 7.9 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 7.9, express or implied, shall confer upon any employee of the Company or any Subsidiary of the Company, or legal representative or beneficiary thereof or any other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right in any employee or beneficiary of such employee or other Person under a Benefit Plan that such employee or beneficiary or other Person would not otherwise have under the terms of that Benefit Plan.

7.10 Expenses. Except as otherwise provided in Sections 7.13 and 9.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense. Any amounts that may be owed by Parent for reimbursement shall be payable in one lump-sum following final calculation and documentation (in a manner reasonably satisfactory to Parent) of the total amount of such fees and expenses incurred.

7.11 Indemnification; Directors’ and Officers’ Insurance.

(a) All rights to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”) as provided in the certificate of incorporation or bylaws or comparable governing documents of the Company or of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(b) From and after the Effective Time, to the fullest extent permitted under applicable Law, Parent shall cause the Surviving Corporation to, or will, indemnify and hold harmless (and Parent or the Surviving Corporation, as the case may be, shall also advance expenses to) the Indemnified Parties, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or Liabilities incurred in connection with any Actions, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer or employee of the Company or its

Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the transactions contemplated by this Agreement, to the fullest extent provided as of the date hereof in the certificate of incorporation, bylaws, comparable governing documents or existing contractual arrangements of the Company or its Subsidiaries; provided, that any person to whom any funds are advanced pursuant to the foregoing must provide a written undertaking to repay such advances if it is finally determined by a body of competent authority that such person is not entitled to indemnification.

(c) Prior to the Effective Time, the Company may, and, if the Company fails to do so, Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of Liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, that in no event shall the Company or Surviving Corporation expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the last annual premiums currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company or Surviving Corporation shall obtain as much comparable insurance as reasonably possible for a cost not exceeding such amount.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.11.

(e) The provisions of this Section 7.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties. The obligations under this Section 7.11 shall not be terminated or modified without the consent of such affected Indemnified Parties.

(f) The rights of the Indemnified Parties under this Section 7.11 shall be in addition to any rights such Indemnified Parties may have under any applicable Contracts or Laws.

7.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, Parent, Merger Sub, the Company and their respective boards of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

7.13 Financing Cooperation.

(a) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to cooperate with Parent and its Subsidiaries in connection with the arrangement, marketing or consummation of the Financing, as and when reasonably requested by Parent and on reasonable notice (so long as such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using commercially reasonable efforts to:

(i) furnish Parent and its financing sources with the following information regarding the Company and its Subsidiaries (it being understood and agreed that such material shall be deemed furnished if it is filed by the Company with the SEC and available on the SEC’s EDGAR website):

(A) audited consolidated financial statements (including balance sheets, statements of income and cash flows, a statement of shareholders equity and related notes) for the fiscal years ended December 31, 2012 and 2013, each of them prepared in accordance with GAAP as soon as reasonably practicable after the date hereof;

(B) audited consolidated financial statements (including balance sheet, statement of income and cash flows, a statement of shareholders equity and related notes) for the fiscal year ending December 31, 2014, prepared in accordance with GAAP (the “Audited Consolidated 2014 Financial Statements”) as soon as reasonably possible after the end of the 2014 fiscal year, consistent with the timing achieved by the Company in respect of its Annual Report on Form 10-K for the year ended December 31, 2013 but in no event later than the filing deadline under the Exchange Act to file with the SEC its Annual Report on Form 10-K for the year ended December 31, 2014;

(C) a reconciliation to International Financial Reporting Standards issued by International Accounting Standards Board (“IFRS”) of the balance sheet and statement of income included in the Audited Consolidated 2014 Financial Statements to the extent required for the pro forma financial statements covered by (iii) below (the “Reconciled Consolidated 2014 Financial Statements”) reasonably promptly following the time the Company furnishes to Parent the Audited Consolidated 2014 Financial Statements and using all reasonable efforts to furnish the Reconciled Consolidated 2014 Financial Statements at the time the Company furnishes Parent the Audited Consolidated 2014 Financial Statements;

(D) unaudited consolidated financial statements for any interim period following December 31, 2014 (including the corresponding interim period in the prior year), prepared in accordance with GAAP and reviewed as per applicable “U.S. Generally Accepted Auditing Standards” (the “Unaudited Consolidated Interim Financial Statements”) as soon as reasonably possible after the end of such interim period, consistent with the timing achieved by the Company in respect of its Quarterly Report on Form 10-Q for such period in 2014, but in no event later than the date the Company is required to file with the SEC its Quarterly Report on Form 10-Q for the applicable interim period; and

(E) a reconciliation to IFRS of the balance sheet and statement of income included in the Unaudited Consolidated Interim Financial Statements required to be included in any offering documents relating to the Financing to the extent required for the pro forma financial statements covered by (iii) below (the “Reconciled Consolidated Interim Financial Statements”) reasonably promptly following the time the Company files the Unaudited Consolidated Interim Financial Statements on Form 10-Q with the SEC and using all reasonable efforts to furnish the applicable Reconciled Consolidated Interim Financial Statements at the time the Company furnishes Parent the applicable Unaudited Consolidated Interim Financial Statements,

in each case of (A) through (E) above together with any report (unqualified, if reasonably obtainable) of an independent registered public accounting firm that has, to the extent required for the Financing, audited or reviewed, as applicable, such financial information in accordance with, applicable requirements under U.S. Generally Accepted Auditing Standards (for the avoidance of doubt, any such reports shall be issued to the Company and not to Parent) (together, the “Required Financial Information”);

(ii) discuss with Parent and its Representatives the IFRS reconciliation and consult with Parent and its Representatives to keep them reasonably informed during the reconciliation process;

(iii) assist, and cause its accountants to assist, Parent and its financing sources in the preparation of pro forma financial statements of Parent (applying the standard set forth in Article 11 of Regulation S-X under the Securities Act) for the fiscal year ending December 31, 2014 and any year-to-date interim period following December 31, 2014 required to be included in any offering documents relating to the Financing, including with respect to any reconciliations of Required Financial Information to IFRS in the form as adopted by the European Union and as applied by Parent;

(iv) furnish Parent and Merger Sub such other customary financial and other information regarding the Company as may be reasonably requested by Parent;

(v) make the Company’s senior officers available to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing;

(vi) assist Parent in the preparation of customary offering memoranda, bank information memoranda, authorization letters (and executing such authorization letters), confirmations and undertakings, rating agency presentations and lender and investor presentations relating to the Financing;

(vii) provide and execute such customary documents as may be reasonably requested by Parent related to the Financing;

(viii) cooperate with the financing sources’ due diligence investigation;

(ix) obtain accountant’s comfort letters and required consents relating to the Required Financial Information; and

(x) obtain customary payoff letters and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full (and, to the extent of any existing letters of credit, cash collateralization or issuance of a “back-to-back” letter of credit in respect thereof) on the Closing Date of all amounts payable under (i) that certain Credit Agreement, dated as of May 10, 2012, as amended on December 2, 2013, by and among the Company, as borrower, certain lenders party thereto (as defined therein) and Wells Fargo Bank, National Association, as Administrative Agent (the “Existing Credit Facility”) and releasing Liens and the pledges of collateral securing such Existing Credit Facility and (ii) any other Indebtedness of the Company and its Subsidiaries that is repayable by its terms in connection with the Merger at or immediately following the Effective Time, in each case to take effect at the Effective Time (it being understood that the Company shall have no obligation to pay or discharge any such indebtedness prior to the Effective Time) or otherwise as a result of the Merger, to take effect at the Effective Time (it being understood that the Company shall have no obligation to pay or discharge any such indebtedness prior to the Effective Time).

(b) The Company hereby consents to the use of its logos in connection with the Financing; provided, that such logos are used in a manner that is not intended to nor reasonably likely to harm or disparage the Company.

(c) Notwithstanding anything to the contrary in this Section 7.13, until the Effective Time occurs, neither the Company nor any of its Subsidiaries, nor any of their respective Representatives shall:

(i) be required to pay any commitment or other similar fee under the Financing;

(ii) be required to pass resolutions to approve or authorize the Financing (or any alternative or substitute financing);

(iii) be required to enter into any definitive agreement or have any Liability or any obligation under any certificate, document, instrument, credit agreement or any related document or any other agreement or document related to the Financing (other than the customary authorization letters referenced above); or

(iv) unless promptly reimbursed by Parent, be required to incur any expenses in connection with the Financing.

(d) Parent shall promptly, upon written request by the Company, reimburse the Company for all (i) reasonable and documented out-of-pocket costs (including reasonable attorneys’ and accountants’ fees) incurred by the Company or any of its Subsidiaries in connection with their respective obligations pursuant to, and in accordance with, this Section 7.13, and (ii) damages, losses, costs, Liabilities or expenses suffered or reasonably incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (other than information provided by the Company or any of its Subsidiaries) and all other actions taken by the Company, its Subsidiaries and their respective Representatives pursuant to this Section 7.13.

(e) Parent and Merger Sub acknowledge and agree that the obtaining of financing is not a condition to Closing. For the avoidance of doubt, if any financing contemplated to be obtained by Parent or Merger Sub in connection with the Merger has not been obtained prior to Closing, Parent and Merger Sub shall continue to be obligated, subject to the fulfillment or waiver of the conditions set forth in Article VIII, to consummate the Merger and the Transactions at the Closing in accordance with this Agreement.

(f) Notwithstanding anything to the contrary, the condition set forth in Section 8.2(a)(ii), as it applies to the Company’s obligations under this Section 7.13 (other than Section 7.13(a)(x)), shall be deemed satisfied unless the Financing has not been obtained primarily as a result of the Company’s or its Subsidiaries’ willful and material breach of their obligations under this Section 7.13 with respect to the Financing.

7.14 Financing.

(a) Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain the Credit Agreement Financing on the terms and conditions (including the “flex” provisions applicable to the Credit Agreement) of the Credit Agreement, including using reasonable best efforts to (i) satisfy on a timely basis (and in a manner that will not impede the ability of the parties to consummate the Merger as promptly as reasonably possible) all conditions and covenants applicable to Parent and Merger Sub in the Credit Agreement, (ii) consummate the Credit Agreement Financing at or prior to Closing (subject to termination, replacement or reduction as contemplated in this Section 7.14), (iii) enforce their rights under the Credit Agreement with respect thereto and (iv) unless the commitments under the Credit Agreement are terminated as provided below in this Section 7.14(a), maintain in effect the Credit Agreement until the Transactions are consummated (or until this Agreement otherwise terminates). Parent and Merger Sub shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Credit Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) that (I) would impose new or additional conditions, or otherwise expand, amend or modify any of the conditions to the receipt of the Credit Agreement Financing to fund the Transactions in a manner that would reasonably be expected to make the consummation of the Credit Agreement Financing less likely, (II) would reasonably be expected to adversely affect Parent or Merger Sub’s ability to consummate the transactions contemplated by this Agreement or (III) would delay the timing of the funding of commitments under the Credit Agreement; provided, that, notwithstanding anything to the contrary contained herein, (1) Parent may amend the Credit Agreement solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Credit Agreement as of the date hereof; provided that, where consent of Parent is required, such amendment would not reasonably be expected to materially delay the availability of the Financing or in any material respect, the ability or likelihood of Parent or Merger Sub to consummate the Transactions, in each case, determined as of the date of such amendment, and (2) Parent and Merck Financial Services GmbH shall have the right to reduce the commitments under the Credit Agreement by an amount not to exceed the aggregate amount of (x) the aggregate amount of any net cash proceeds received by Parent and/or its Subsidiaries after the date hereof from Financings and/or dispositions consummated after the date hereof so long as (A) an amount equal to any such reduction in commitments is retained by Parent and/or its Subsidiaries in the form of Retained Current Financial Assets, and (B) to the extent any of such proceeds are from securities or Indebtedness that has a scheduled redemption or mandatory redemption or put right (other than customary change of control redemption or put rights), such scheduled redemption is not scheduled to occur prior to, and such right is not exercisable prior to, a date that is earlier than the Termination Date or (y) other Retained Current Financial Assets of Parent and/or its Subsidiaries; provided, that, in the case of clause (x) or (y), such Retained Current Financial Assets may be replaced by increased commitments under the Credit Agreement or any commitments under any New Financing (which shall not expand in any respect upon the conditions precedent or contingencies to the funding on the closing date of the Credit Agreement Financing as set forth in the Credit Agreement in effect on the date hereof in a manner that would reasonably be expected to make the consummation of such New Financing less likely than consummation of the Credit Agreement Financing or otherwise adversely affect the ability or likelihood of Parent or Merger Sub to timely consummate the transactions contemplated by this Agreement); provided, further, that it is agreed that Parent may terminate the commitments of a defaulting lender under the Credit Agreement to the extent such commitment has been replaced, or will be replaced substantially contemporaneously with such termination, by a commitment at least equal to the terminated commitment. For purposes of this Agreement, “Retained Current Financial Assets” are Current Financial Assets of Parent and/or its Subsidiaries (x) that are identified by Parent for the purpose of funding the Transactions (it being understood and agreed that any such Current Financial Assets may at any time and from time to time be substituted for with other Current Financial Assets that would satisfy at the time of such substitution the requirements of this definition of “Retained Current Financial Assets”), (y) as to which there are no conditions or restrictions on Parent’s ability to use such Current Financial Assets to fund the Transactions (including any restriction as to which a Subsidiary of Parent is subject, to the extent such restriction prohibits such Subsidiary from transferring, directly or indirectly, such Current Financial Asset to Parent) and (z) to the extent any of such Retained Current Financial Assets were generated from securities or Indebtedness that has a scheduled redemption or mandatory redemption or put right (other than customary change of control redemption or put rights), such scheduled redemption is not scheduled to occur prior to, and such right is not exercisable prior to, a date that is earlier than the Termination Date.

(b) If any portion of the Credit Agreement Financing expires or otherwise becomes unavailable on the terms and conditions (including any “flex” provisions applicable thereto) contemplated in the Credit Agreement (other than as contemplated by Section 7.14(a)),

Parent and Merger Sub shall, as promptly as practicable following the occurrence of such event, use their reasonable best efforts to arrange and obtain a new credit agreement or other debt financing or commitments (a “New Financing”) from alternative sources providing for debt financing in an amount sufficient to consummate the transactions contemplated by this Agreement (taking into account the Retained Current Financial Assets meeting the requirements described in Section 7.14(a)), on terms and conditions (including any “flex” provisions) that are at least as favorable to Parent and the Company in the aggregate as those contained in the Credit Agreement, which shall not expand in any respect upon the conditions precedent or contingencies to the funding on the closing date of the Credit Agreement Financing as set forth in the Credit Agreement in effect on the date hereof in a manner that would reasonably be expected to make the consummation of such New Financing less likely than consummation of the Credit Agreement Financing or otherwise adversely affect the ability or likelihood of Parent or Merger Sub to timely consummate the transactions contemplated by this Agreement. Parent and Merger Sub shall deliver to the Company true, correct and complete copies (subject to redactions of pricing related information and other economic terms) of any definitive documentation related to a New Financing. In the event Parent and Merger Sub enter into any definitive documentation relating to a New Financing, (i) any reference in this Agreement to the “Credit Agreement Financing” shall mean the debt financing contemplated by the Credit Agreement as modified pursuant to clause (ii) below, and (ii) any reference in this Agreement to the “Credit Agreement” shall be deemed to include the Credit Agreement to the extent not superseded by the definitive documentation relating to a New Financing at the time in question and any definitive documentation relating to a New Financing to the extent then in effect.

(c) Parent and Merger Sub shall keep the Company informed on a reasonably current basis of any material developments or breaches under the Credit Agreement which, in each case, are reasonably expected to render all or any portion of the Credit Agreement Financing that would be required to consummate the Transactions unavailable, including the receipt from the Facility Agent (as defined in the Credit Agreement) of written notice alleging the occurrence of any such breach, and shall promptly provide the Company with any additional information reasonably requested by the Company from time to time relating to Parent’s and Merger Sub’s efforts to obtain the Credit Agreement Financing, Financing and New Financing, as applicable. Parent shall furnish the Company complete, correct and executed copies of any amendments to the Credit Agreement promptly upon their execution (it being understood and agreed that any such amendment that solely would add a lender, lead arranger, bookrunner, syndication agent or similar entity who had not executed the Credit Agreement as of the date hereof in accordance with the terms of Section 7.14(a) shall not be subject to this sentence).

7.15 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably required to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.16 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors arising after the date hereof as a result of the transactions contemplated by this Agreement (including providing Parent the opportunity to review and comment on proposed additional disclosure in the Proxy Statement), and unless such settlement is solely (a) for monetary damages entirely paid for with proceeds of insurance (other than the deductible under insurance policy(ies) in effect as of the date hereof) or (b) to provide additional disclosure in the Proxy Statement that does not disparage Parent, Merger Sub, the Company, the Surviving Corporation, any of their respective Affiliates or any of their respective businesses, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed, it being understood that, in determining whether to consent, Parent is required only to consider its own interests relating to such settlement).

7.17 Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

7.18 Adoption by Sole Stockholder of Merger Sub. As promptly as practicable after the execution of this Agreement, Parent shall cause the sole stockholder of Merger Sub to authorize and approve the Merger and the other transactions contemplated by this Agreement and approve and adopt the form, terms and provisions of this Agreement.

ARTICLE VIII

CONDITIONS

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver (in writing by Parent and the Company) at or prior to the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. The Requisite Company Vote shall have been obtained in accordance with applicable Law, the certificate of incorporation and bylaws of the Company and NASDAQ rules.

(b) Regulatory Consents.

(i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated;

(ii) To the extent the Merger constitutes a concentration subject to appraisal by the European Commission under the EUMR:

(A) the European Commission shall have adopted, or have been deemed under the EUMR to have adopted, all decisions and approvals necessary to allow consummation of the Merger; and

(B) in the event that the European Commission, under the EUMR or Protocol 24 of the Agreement on the European Economic Area, has made, a referral to any Governmental Entity of one or more European Union Member States or European Free Trade Association States for purposes of reviewing the Merger, all such

Governmental Entities have approved, or have been deemed under applicable Law to have approved all such relevant portions of the Merger and have adopted all further decisions and approvals necessary for consummation of the Merger, or the applicable waiting periods relating to the Merger shall have expired or been terminated; and

(iii) the approvals, consents and consultations required to consummate the Merger pursuant to any Other Antitrust Law set forth on Section 8.1(b) of the Company Disclosure Schedule shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired.

(iv) “Completion of CFIUS Process” shall have occurred, meaning that

(A) the parties hereto shall have received written notice from CFIUS that review under Section 721 of the U.S. Defense Production Act of 1950, as amended, of the Transactions has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transactions, and advised that action under Section 721, and any investigation related thereto, has been concluded with respect to the Transactions;

(B) CFIUS shall have concluded that the Transactions are not a covered transaction and not subject to review under Section 721; or

(C) CFIUS shall have sent a report to the President of the United States requesting the President’s decision on the Joint Notice submitted by the parties hereto and either (1) the period under Section 721 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Transactions shall have expired without any such action being threatened, announced or taken, or (2) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the Transactions.

(c) Orders. No court or other Governmental Entity (excluding NASDAQ) of competent jurisdiction shall have issued or entered any injunction or similar order, whether temporary, preliminary or permanent, that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or otherwise makes the consummation of the Merger illegal (collectively, an “Order”).

8.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing by Parent) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties; Performance of Obligations.

(i) (A) The representation and warranty of the Company set forth in Section 5.6(b) shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, (B) the representations and warranties of the Company set forth in the first sentence of Section 5.1(a) (solely with respect to the Company), Section 5.2(a) and Section 5.3 shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on and as of such date (except for representations and warranties that speak as of a specific date or time which shall have been true and correct in all material respects as of such date and time) and (C) the representations and warranties of the Company set forth in this Agreement, other than those specified in the foregoing clause (A) or (B), shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications and exceptions contained therein), on and as of the Closing Date with the same force and effect as if made on and as of such date (except for representations and warranties that speak as of a specific date or time which shall have been true and correct as of such date and time) except for any failure to be so true and correct which would not have a Company Material Adverse Effect;

(ii) The Company shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or prior to the Closing Date; and

(iii) Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company to such effect.

8.3 Conditions to Obligation of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing by the Company) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties; Performance of Obligations.

(i) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date (except for representations and warranties that speak as of a specific date or time which shall have been true and correct as of such date and time) except for any failure to be so true and correct that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impede the ability of Parent and Merger Sub to consummate the Transactions;

(ii) Each of Parent and Merger Sub shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or prior to the Closing Date; and

(iii) The Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.

8.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement.

ARTICLE IX

TERMINATION

9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the time the Requisite Company Vote is obtained, by mutual written consent of the Company and Parent by action of their respective boards of directors.

9.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the time the Requisite Company Vote is obtained, by action of either the Parent Board or the Company Board if:

(a) the Merger shall not have been consummated by July 22, 2015 (provided, that, if on such date the conditions to Closing set forth in Sections 8.1(b) and/or 8.1(c) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived by all parties entitled to the benefit of such conditions, then, at the written election of either the Company or Parent, such date may be extended to December 22, 2015) (such date, as it may be extended in accordance with the proviso above, and subject to Section 10.5(c)(ii), the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any party if the failure of the Merger to have been consummated on or before the applicable Termination Date was primarily due to the material breach of the party seeking to terminate this Agreement;

(b) the Company Stockholders Meeting shall have been held and completed and the Requisite Company Vote shall not have been obtained at such Company Stockholders Meeting or at any adjournment or postponement thereof; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger shall become final and non-appealable (whether before or after the time the Requisite Company Vote is obtained); provided, that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any party that has materially breached its obligations under this Agreement, which breach was the primary reason for such Order being issued.

9.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company by action of the Company Board:

(a) at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board authorizes the Company, in accordance with Section 7.2, to enter into a binding definitive Alternative Acquisition Agreement with respect to an Acquisition Proposal that the Company Board has determined in good faith (after consultation with its outside financial advisor and outside legal counsel) constitutes a Superior Proposal, (ii) concurrently with the termination of this Agreement, the Company enters into such binding definitive Alternative Acquisition Agreement with respect to such a Superior Proposal, and (iii) the

Company immediately prior to or concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 9.5; provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.3(a) with respect to any Superior Proposal unless the Company has complied in all material respects with clauses (A) through (C) of Section 7.2(d) with respect to such Superior Proposal and has not otherwise materially breached Section 7.2 with respect to such Superior Proposal; or

(b) at any time prior to the Effective Time, whether such date is before or after the time the Requisite Company Vote is obtained, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, which breach (i) would give rise to the failure of the condition set forth in Section 8.3(a) and (ii) (x) cannot be cured by Parent or Merger Sub by the Termination Date or (y) if capable of being cured, shall not have been cured (A) within 30 calendar days following delivery of written notice by the Company to Parent of such breach or (B) any shorter period of time that remains between the date the Company delivers written notice of such breach and the Termination Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3(b) if it is then in breach of any representation, warranties, covenants or other agreements hereunder that would result in the closing condition set forth in Section 8.2(a) not being satisfied.

9.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Parent Board:

(a) at any time prior to the time the Requisite Company Vote is obtained, if the Company Board shall have made a Company Change of Recommendation; or

(b) at any time prior to the Effective Time, whether such date is before or after the time the Requisite Company Vote is obtained, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, which breach (i) would give rise to the failure of the condition set forth in Section 8.2(a) and (ii) (x) cannot be cured by the Company by the Termination Date or (y) if capable of being cured, shall not have been cured (A) within 30 calendar days following delivery of written notice by Parent to the Company of such breach or (B) any shorter period of time that remains between the date Parent delivers written notice of such breach and the Termination Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.4(b) if it is then in breach of any representation, warranties, covenants or other agreements hereunder that would result in the closing condition set forth in Section 8.3(a) not being satisfied.

9.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement in accordance with its terms and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no Liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates or Financing Sources); provided, however, and notwithstanding anything to the contrary set forth in this Agreement, that in the event of termination of this Agreement in accordance with its terms (i) no such termination shall relieve the Company from any Liability to pay the Company Termination Fee pursuant to this Section 9.5 if and when due in accordance with the provisions hereof, (ii) no such termination shall relieve Parent from any Liability to pay the Reverse Termination Fee pursuant to this Section 9.5 if and when due in accordance with the provisions hereof, (iii) neither the Company nor Parent shall be relieved or released from Liability for willful and material breach of this Agreement or for fraud, (iv) the provisions set forth in this Section 9.5 and the second sentence of Section 10.1 shall operate in accordance with their terms and (v) no such termination shall release the Financing Sources from any Liability to Parent and its Subsidiaries, or the Parent and its Subsidiaries from any Liability to the Financing Sources, in each case, under or arising out of the Credit Agreement or any related or replacement agreement (excluding this Agreement) or any other agreement entered into with Parent or its Subsidiaries, on the one hand, and any of the Financing Sources, on the other hand. For the avoidance of doubt, any failure by Parent and Merger Sub to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 1.2 because the Financing has not been obtained when (x) all of the conditions to Closing set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the fulfillment or waiver (to the extent permitted by applicable Law) of those conditions) shall be satisfied or waived in accordance with this Agreement on or prior to such date and (y) the Company has not willfully and materially breached Section 7.13 of this Agreement with respect to the Financing in a manner that materially contributed to such failure to obtain the Financing, shall be deemed to be a “willful and material” breach of this Agreement by Parent for purposes of this Agreement.

(b) In the event that:

(i) (A) this Agreement is terminated pursuant to Section 9.2(a) (relating to the Termination Date) before obtaining the Requisite Company Vote or this Agreement is terminated pursuant to Section 9.2(b) (relating to failure to obtain the Requisite Company Vote at the Company Stockholders Meeting), (B) any Person shall have made or renewed a bona fide Acquisition Proposal after the date hereof that is publicly disclosed or publicly announced by such Person and shall not have been irrevocably publicly withdrawn (x) with respect to a termination pursuant to Section 9.2(a), prior to such termination or (y) with respect to a termination pursuant to Section 9.2(b), prior to a date that is at least five (5) business days prior to the Company Stockholders Meeting (in either case, a “Qualifying Proposal”), and (C) within nine (9) months of such termination the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal or an Acquisition Proposal is consummated (in each case whether or not such Acquisition Proposal is the same as the original Qualifying Proposal referred to in clause (B)); provided, that for purposes of this Section 9.5(b), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 7.2(c), except that all references to 20% therein shall be deemed to be references to 50%;

(ii) this Agreement is terminated by Parent pursuant to Section 9.4(a) (relating to a Company Change of Recommendation and similar events); or

(iii) this Agreement is terminated by the Company pursuant to Section 9.3(a) (relating to an Alternative Acquisition Agreement);

then the Company shall promptly (but in no event later than (A) in the case of clause (i) above, on the earlier of the date on which the Company (x) enters into a definitive agreement with respect to an Acquisition Proposal and (y) consummates the Acquisition Proposal referred to in clause (i) above, (B) in the case of clause (ii) above, three (3) business days after the date of such termination or (C) in the case of clause (iii) above, immediately prior to or concurrently with termination of this Agreement by the Company), pay Parent (or, at Parent’s direction, an Affiliate of Parent) the Company Termination Fee (as defined below), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. The term “Company Termination Fee” shall mean $552,135,000, except in the event the Company Termination Fee becomes payable as the result of the termination of this Agreement by the Company pursuant to Section 9.3(a) to accept a Superior Proposal with respect to which (1) the Person making such Superior Proposal first made its Acquisition Proposal that resulted in such Superior Proposal within thirty (30) days following the date hereof, (2) the Company Board determined during such period that such Acquisition Proposal is or could reasonably be expected to result in a Superior Proposal (the first date of such Company Board determination, the “Company Board Determination Date”) and (3) the Company terminates this Agreement to accept such Superior Proposal pursuant to Section 9.3(a) no later than thirty (30) days following the Company Board Determination Date, in which case “Company Termination Fee” shall mean $318,540,000. Any Company Termination Fee paid to Parent pursuant to this Agreement shall be paid by wire transfer of immediately available funds to an account or accounts designated in writing by Parent to the Company for such purpose. The parties hereby acknowledge that in the event that the Company Termination Fee (together with the reimbursement contemplated by Section 9.5(d)) is paid by the Company pursuant to this Section 9.5(b), the Company Termination Fee (together with the reimbursement contemplated by Section 9.5(d)) shall be Parent’s and Sub’s sole and exclusive remedy for monetary damages under this Agreement; provided, however, that nothing in this Agreement shall limit Parent’s rights with respect to losses or damages incurred or suffered as a result of a willful and material breach by the Company of this Agreement.

(c) In the event that this Agreement is terminated by Parent or the Company (i) pursuant to Section 9.2(c) as a result of an Order in connection with any Antitrust Law, or (ii) Section 9.2(a), and all of the conditions to Closing of Parent set forth in Article VIII (other than (A) the conditions set forth in Sections 8.1(b)(i), (ii) and (iii) and 8.1(c) with respect to or relating to Antitrust Laws or approvals and (B) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but, in the case of clause (B), which conditions would be capable of satisfaction if the Closing Date were the date of such termination, in each case other than any failures of such conditions to be satisfied that result from a breach by Parent of this Agreement where such breach materially contributed to the failure of such conditions to be satisfied or capable of being satisfied) have been satisfied or waived on or prior to the date of such termination, then Parent shall promptly, but in no event later than three (3) business days after the date of such termination, pay to the Company a fee of $934,383,000 (the “Reverse Termination Fee”), it being understood that in no event shall Parent or Merger Sub be required to pay the Reverse Termination Fee on more than one occasion. Any Reverse Termination Fee paid to the Company pursuant to this Agreement shall be paid by wire transfer of immediately available funds to an account or accounts designated in writing by the Company to Parent for such purpose.

(d) The parties acknowledge that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 9.5 do not constitute a penalty; accordingly, if either party (the “Paying Party”) fails to promptly pay the amounts due pursuant to this Section 9.5 and, in order to obtain such payment, the Company, or Parent or Merger Sub, as applicable (the “Payment Recipient Party”) commences a legal action that results in a judgment against the Paying Party for any amounts due pursuant to this Section 9.5, the Paying Party shall pay to the Payment Recipient Party its costs and expenses (including attorneys’ fees) in connection with such legal action, together with interest on the amount of such amount or portion thereof at the latest U.S. prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(e) Notwithstanding anything herein to the contrary, except in the case of a willful and material breach by Parent or Merger Sub of its obligations in Section 7.5 with respect to or relating to Antitrust Laws or approvals or specific performance prior to termination of this Agreement, the Reverse Termination Fee (together with the reimbursement contemplated by Section 9.5(d)) shall be the sole and exclusive remedy of the Company and its Affiliates against Parent, Merger Sub, their respective Affiliates and any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents (and of the Company and its Affiliates against the Financing Sources) for any losses or damages of whatsoever nature suffered as a result of any breach by Parent or Merger Sub of its obligations in Section 7.5 with respect to or relating to Antitrust Laws or approvals, and upon payment of the Reverse Termination Fee (together with the reimbursement contemplated by Section 9.5(d)) if and when due, (i) none of Parent, Merger Sub, their respective Subsidiaries or any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents or Financing Sources shall have any further Liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (provided, that the foregoing shall not limit any Liability or obligation of the Financing Sources to Parent or its Subsidiaries or of Parent or its Subsidiaries to the Financing Sources, in each case, under or arising out of the Credit Agreement or any related or replacement agreement (excluding this Agreement) or any other agreement entered into with any of the Financing Sources, on the one hand, and Parent or its Subsidiaries, on the other hand) in connection with such breach by Parent or Merger Sub, (ii) payment and receipt of the Reverse Termination Fee (together with the reimbursement contemplated by Section 9.5(d)) shall extinguish any right of the Company, on behalf of itself and its Subsidiaries, to sue or pursue any claim for any such losses or damages against any of Parent, Merger Sub, their respective Affiliates, any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents and the Financing Sources with respect to, in connection with or arising out of such breach by Parent or Merger Sub, and (iii) the Company shall terminate with prejudice any pending claims in litigation pursuing any such claim for such losses or damages commenced prior to receiving the Reverse Termination Fee with respect to, in connection with or arising out of such breach by Parent or Merger Sub. For purposes of this Section 9.5(e), a “willful” breach shall mean the failure by any individual set forth on Section 9.5(e) of the Parent Disclosure Schedule, acting on behalf of Parent, to take action with specific knowledge and belief that such action is required to be taken by Parent pursuant to Section 7.5 with respect to or relating to Antitrust Laws or approvals. For the avoidance of doubt, it is understood that a failure to take action shall not be “willful” if the person claimed to have willfully failed to take any action had a good faith belief (after consultation with relevant outside counsel) that such action (a) was not lawful, (b) would reasonably be expected to, in conjunction with all other actions contemplated to be taken to obtain antitrust approval, result in an Antitrust MAE, or (c) otherwise was not necessary to obtain antitrust regulatory approval on the timing and in the manner contemplated by this Agreement. In the event of a willful and material breach by Parent of its obligations under Section 7.5 with respect to or relating to Antitrust Laws or approvals, any Reverse Termination Fee paid to the Company shall be deducted from any damages awarded for such breach. For purposes of Section 7.5 and this Section 9.5(e), “not lawful” shall mean that an action violates any statute, rule or regulation of a Governmental Entity of competent jurisdiction in any respect (for the avoidance of doubt, (i) the violation or breach of any Contract, in and of itself, shall not be deemed to make an action not lawful and (ii) the fact that a sale or other disposition of assets or any other action may require consents, approvals, licenses or authorizations from Governmental Entities, in and of itself, shall not make such sale or other disposition or other action (or agreeing to such sale or disposition or other action) not lawful).

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Survival. This Article X and the covenants and agreements of the Company, Parent and Merger Sub contained in this Agreement that expressly contemplate performance after the Effective Time shall survive the consummation of the Merger in accordance with their terms. This Article X and the agreements of the Company, Parent and Merger Sub contained in Section 7.10 (Expenses), the indemnification and reimbursement provisions of Section 7.13 (Financing Cooperation) and Section 9.5 (Effect of Termination and Abandonment) and the Confidentiality Agreements shall survive the termination of this Agreement (in the case of the Confidentiality Agreements, subject to the terms thereof). All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

10.2 Modification or Amendment. Subject to the provisions of the applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties, whether before or after Company stockholder approval hereof; provided, that after Company stockholder approval hereof, no amendment shall be made which by Law requires the further approval of such shareholders or stockholders, as applicable, without such further approval. Notwithstanding anything in this Agreement to the contrary, Sections 9.5(a), 9.5(e), 10.2, 10.5(a), 10.5(b), 10.8 and 10.15 hereof (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of Sections 9.5(a), 9.5(e), 10.2, 10.5(a), 10.5(b), 10.8 or 10.15 hereof) may not be amended, modified, waived or terminated in a manner that is adverse in any respect to the Financing Sources without the prior written consent of the arrangers of the Credit Agreement Financing. For purposes of this Agreement, the term “Financing Source” means the entities that have committed to provide or otherwise entered into agreements with Parent and/or its Subsidiaries in connection with the Credit Agreement Financing or other financings in connection with the transactions contemplated hereby, including the parties to any loan or credit agreements (or other definitive documentation) relating thereto, together with their respective Affiliates and their and their respective Affiliates’ former, current or future general or limited partners, stockholders, managers, members, agents, representatives, employees, directors, or officers and their respective successors and assigns.

10.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

10.4 Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, facsimile, electronic mail, .pdf or otherwise as authorized by the prior sentence) to the other parties.

10.5 Governing Law and Venue; Waiver of Jury Trial; Remedies.

(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CHOICES OR CONFLICTS OF LAW (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, exclusively in the Court of Chancery of the State of Delaware (and any state appellate court therefrom), or to the extent such Court does not have subject matter jurisdiction, any federal court located within the State of Delaware (the “Chosen Courts”), and in connection with claims (including counterclaims and defenses) arising under this Agreement or the transactions that are the subject of this Agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto, (iv) waives any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason other than the failure to serve in accordance with this Section 10.5(a), (v) waives any claims that this Agreement, or the subject matter hereof, may not be enforced in or by the Chosen Courts, and (vi) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.6 of this Agreement. The agent for service of process for Parent shall be Merger Sub and any claim form, judgment or notice of legal process shall be sufficiently served on Parent if delivered to such agent at its address set forth above. THE COMPANY AGREES THAT IT WILL NOT (AND WILL CAUSE ITS AFFILIATES NOT TO) BRING OR SUPPORT ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM OF ANY KIND OR DESCRIPTION,

WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE FINANCING SOURCES IN ANY WAY RELATING TO OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY FORUM OTHER THAN THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN (AND APPELLATE COURTS THEREOF); PROVIDED THAT THIS AGREEMENT SHALL NOT APPLY TO ANY SUCH ACTION, CLAIM, CROSS-CLAIM OR THIRD PARTY CLAIM BROUGHT SUBSEQUENT TO THE CLOSING OF THE MERGER.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY LITIGATION AGAINST ANY FINANCING SOURCES ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5(b).

(c) Remedies.

(i) Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(ii) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that, unless this Agreement has been terminated in accordance with Article IX, in the event of any breach or threatened breach by the Company, on the one hand, or Parent and Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement to the fullest extent permissible pursuant to applicable Law. Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties hereto further agree that (x) by seeking the remedies provided for in this Section 10.5(c), a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that the remedies provided for in this Section 10.5(c) are not available or otherwise are not granted, and (y) nothing set forth in this Section 10.5(c) shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 10.5(c) prior or as a condition to exercising any termination right under Article IX (and/or receipt of any amounts due pursuant to Section 9.5), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 10.5(c) or anything set forth in this Section 10.5(c) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article IX including termination of this Agreement pursuant to Section 9.3(a) in which case as provided in Section 9.5 the payments required to be made by the Company under Section 9.5, shall be paid, or pursue any other remedies under this Agreement that may be available then or thereafter. For the avoidance of doubt, (i) Parent may pursue a grant of specific performance of the type described in this Section 10.5(c) and the payment of the Company Termination Fee under Section 9.5, but under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance and the Company Termination Fee and (ii) the Company may pursue a grant of specific performance of the type described in this Section 10.5(c) and the payment of the Reverse Termination Fee under Section 9.5, but under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and the Reverse Termination Fee. If on the Termination Date, there is a pending Action that has been brought by a party hereto seeking the remedies provided for in this Section 10.5(c)(ii), then, without further action, the Termination Date shall be automatically extended until the date that is five (5) business days after the dismissal, settlement or entry of a final order with respect to such Action.

10.6 Notices. Any notice, request, instruction, service of process or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, first-class postage prepaid (with return receipt requested), by facsimile, by reliable overnight courier or by electronic mail (including by .pdf format attachment):

If to Parent or Merger Sub:

Merck KGaA

Frankfurter Strasse 250

64293 Darmstadt

Germany

Fax:  +49 6151 72 91 3360

Attention:    Dr. Friederike Rotsch, Esq.

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Fax:  +1 (212) 735-2000

Attention:        Peter Allan Atkins, Esq.

 Hilary S. Foulkes, Esq.

 Neil P. Stronski, Esq.

If to the Company:

Sigma-Aldrich Corporation

3050 Spruce Street

St. Louis, Missouri 63103

Fax:  +1 (314) 286-8072

Attn:    George L. Miller, Esq.

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Fax:  +1 (312) 853-7036

Attention:        Thomas A. Cole, Esq.

 Paul L. Choi, Esq.

 Scott R. Williams, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile or electronic mail (provided, that, if given by facsimile or electronic mail, such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier. For purposes of this Section 10.6, the determination of the day on which a notice, request, instruction, service of process or other document to be given hereunder is sent or received shall be made by reference to the time zone in which the recipient of such notice, request, instruction, service of process or other document resides (it being understood that for such purpose, Parent and Merger Sub each reside in Darmstadt, Germany and the Company resides in St. Louis, Missouri).

10.7 Entire Agreement. This Agreement (including any exhibits hereto), together with (i) the Company Disclosure Schedule, (ii) the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Parent Disclosure Schedule”), (iii) the joint defense agreement, dated September 12, 2014, between Parent, the Company, Skadden Arps Slate Meagher & Flom LLP and Sidley Austin LLP, (iv) the confidentiality letter agreement, dated August 20, 2014 (the “Company Confidentiality Agreement”), from the Company to Parent and (v) the confidentiality letter agreement, dated August 20, 2014, from Parent to the Company (the confidentiality letter agreement described in this clause (v), together with the Company Confidentiality Agreement, the “Confidentiality Agreements”), constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof; provided, that the parties agree that section 8 of the Company Confidentiality Agreement is hereby terminated effective immediately.

10.8 No Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any Person (other than the parties hereto) any rights or remedies hereunder, except (a) as specifically set forth in the terms and provisions of Section 7.11, and (b) from and after the Effective Time, the rights of Record Holders to receive the Per Share Merger Consideration and the rights of the holders of Company Equity Awards to receive the Equity Award Amounts, each set forth in Article IV, (c) the Financing Sources (who shall be third party beneficiaries of Sections 9.5(a), 9.5(e), 10.2, 10.5(a), 10.5(b), 10.8 and 10.15 hereof) and (d) in the event (i) this Agreement is terminated (other than in circumstances where the Reverse Termination Fee is payable) as a result of a failure by Parent and Merger Sub to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 1.2 because of Parent’s or Merger Sub’s willful and material breach of its obligations under this Agreement when all of the conditions to Closing set forth in Article VIII (other than Section 8.3(a)(i), (ii) and (iii), Section 8.1(b)(iv), Section 8.1(c) as it relates to CFIUS and those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the fulfillment or waiver (to the extent permitted by applicable Law) of those conditions) shall be satisfied or waived in accordance with this Agreement on or prior to such date and (ii) prior to such termination (A) the Company has used its reasonable best efforts to obtain specific performance of such obligations of Parent and Merger Sub and all requests for such relief shall have been judicially denied with no further right of appeal or (B) an Order permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger shall have become final and non-appealable, the right of the Company’s stockholders to pursue a claim after termination of this Agreement for damages (including, subject to the second and third provisos below, damages based on the loss of the economic benefits of the Merger, including the loss of the premium offered to such stockholders) for such willful and material breach by Parent or Merger Sub (other than a willful and material breach by Parent or Merger Sub of Section 7.5 of this Agreement with respect to Antitrust Laws or approvals) shall be available under this clause (d) subject to the provisos and other limitations herein; provided, that the rights granted pursuant to clause (d) shall be enforceable only by the Company, in its sole and absolute discretion, on behalf of the stockholders of the Company, and any amounts received by the

Company in connection therewith may be retained by the Company; provided, further, that nothing in this Agreement, including this clause (d), shall be an admission or acknowledgment by Parent, Merger Sub or any of their Representatives of any liability of any kind or of the appropriateness, relevance, applicability, validity or existence of any such damages and it is agreed that Parent and Merger Sub may contest such damages (as to appropriateness, relevance, applicability, validity or existence and as to amount asserted) in any such claim; and provided, further, that in no event shall Parent or its Subsidiaries be required to pay in respect of any damages asserted by the Company of more than an aggregate of $700,000,000 less the sum of all amounts, if any, paid by Parent or its Subsidiaries to the Company, its Subsidiaries or the Company’s stockholders in connection with the termination of this Agreement or any claim relating to or arising out of this Agreement or any breach thereof. For the avoidance of doubt, except as provided in clauses (b) and (d) of the first sentence of this Section 10.8, the Company’s stockholders are not third party beneficiaries of this Agreement, and no damages may be claimed by the Company on behalf of the Company’s stockholders or directly by the Company based in any respect on claimed loss or damage incurred by the Company’s stockholders, including loss of economic benefit or any premium attributable to the Merger. Except as provided above in this Section 10.8, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any Person claiming any rights arising from or through the parties hereto) other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties and covenants set forth herein. The parties hereto further agree that the rights of third party beneficiaries under clause (b) of this Section 10.8 and Section 7.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

10.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

10.10 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such similar Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent, Merger Sub or the Surviving Corporation when due.

10.11 Definitions. For convenience of reference only, each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

10.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.13 Interpretation; Construction.

(a) The table of contents, Annex A and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party here has or may have set forth information in its respective Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

(d) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

(e) The parties intend that each representation, warranty and covenant contained herein will have independent significance. If any party has breached or violated (excluding, for the avoidance of doubt, Section 7.1), or if there is an inaccuracy in, any representation, warranty or covenant (excluding, for the avoidance of doubt, Section 7.1) contained herein in any respect, the fact that there exists another representation, warranty or covenant related to the same subject matter (regardless of the relative levels of specificity), which the party has not breached or violated, or with respect to which there is not an inaccuracy, will not detract from or mitigate the fact that the party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.

10.14 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all of its rights, interest and obligations under this Agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent and Parent and Merger Sub may so assign to any parties providing debt financing to the Surviving Corporation for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such debt financing, but no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Parent shall cause Merger Sub, and any assignee thereof, to perform its obligations under this Agreement and shall be responsible for any failure of Merger Sub or such assignee to comply with any representation, warranty, covenant or other provision required to be performed on or prior to the Closing, under this Agreement. Any purported assignment in violation of this Agreement is void.

10.15 No Recourse. This Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto (including any third party beneficiaries hereto) and none of (a) Parent’s or any of its Affiliates’ or any direct or indirect stockholders (other than Parent or Merger Sub), members, managers, directors, officers, employees, agents, representatives, Financing Sources or assignees of any of the foregoing (collectively, the “Parent Related Parties”) or (b) the Company’s or any of its Affiliates’ stockholders (other than the Company), members, managers, directors, officers, employees, agents, representatives or assignees of any of the foregoing (collectively, the “Company Related Parties”), in each case, shall have any Liability for any obligations or Liabilities of the other parties to this Agreement or for any Action (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of the parties hereunder against the other parties to this Agreement, in no event shall (i) the Company or any of its Affiliates, and the Company agrees not to and to cause its Affiliates not to, seek to enforce this Agreement against, commence any Actions for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party, or (ii) Parent, Merger Sub or any of their respective Affiliates, and Parent and Merger Sub agree not to and to cause their respective Affiliates not to, seek to enforce this Agreement against, commence any Actions for breach of this Agreement against, or seek to recover monetary damages from, any Company Related Party. Notwithstanding anything to the contrary in this Agreement, the Financing Sources (in their capacity as such) shall not have any liability to the Company or any of its equity holders, representatives or Affiliates (in each case, with respect to such equity holders, representatives or Affiliates, prior to the Closing of the Merger) relating to or arising out of this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract or in tort or otherwise, and the Company and its equity holders, representatives and Affiliates (in each case, with respect to such equity holders, representatives or Affiliates, prior to the Closing of the Merger) shall not have any rights or claims, and shall not seek any loss or damage or any other recovery or judgment of any kind, including direct, indirect, consequential, special, exemplary or punitive damages, against any Financing Source (in its capacity as such) under this Agreement or the Financing, whether at law or equity, in contract or in tort or otherwise.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

SIGMA-ALDRICH CORPORATION

By:	/s/ Rakesh Sachdev
	Name:	Rakesh Sachdev
	Title:	President and CEO

MERCK KGAA

By:	/s/ Karl-Ludwig Kley
	Name:	Karl-Ludwig Kley
	Title:	Chairman of the Executive Board

By:	/s/ Andreas Stickler
	Name:	Andreas Stickler
	Title:	Global Head of Mergers & Acquisitions

MARIO II FINANCE CORP.

By:	/s/ Anthony O’Donnell
	Name:	Anthony O’Donnell
	Title:	Chairman

By:	/s/ Paul O’Connor
	Name:	Paul O’Connor
	Title:	Treasurer

Annex A

DEFINED TERMS

Acquisition Proposal	7.2(c)
Action	4.2(e)
Affiliate	5.1(b)
Agreement	Preamble
Alternative Acquisition Agreement	7.2(d)(iv)
Anti-Bribery Acts	5.10(a)
Antitrust Law	7.5(a)
Antitrust MAE	7.5(d)(iii)
Applicable Date	5.5(a)
Audited Consolidated 2014 Financial Statements	7.13(a)(i)(B)
Bankruptcy and Equity Exception	5.3(a)
Benefit Agreement	5.8(a)
Benefit Plans	5.8(a)
Book-Entry Shares	4.1(a)
business day	1.2
Bylaws	2.2
Certificate	4.1(a)
Certificate of Merger	1.3
CFIUS	7.5(a)
Charter	2.1
Chosen Courts	10.5(a)
Closing	1.2
Closing Date	1.2
Code	4.2(g)
Collective Bargaining Agreement	5.9(a)
Common Stock	4.1(a)
Company	Preamble
Company 401(k) Plan	5.2(a)
Company Adverse Recommendation Change	7.2(d)(iii)
Company Board	Recitals
Company Board Determination Date	9.5(b)(iii)
Company Change of Recommendation	7.2(d)(v)
Company Confidentiality Agreement	10.7
Company Disclosure Schedule	Article V
Company Equity Amount	4.3(a)(iv)
Company Equity Awards	4.3(a)(iv)
Company Group	5.8(b)
Company IP	5.14(b)
Company Material Adverse Effect	5.1(b)
Company Other Equity Award	4.3(a)(iv)
Company Pension Plan	5.8(b)
Company Performance RSU Amount	4.3(a)(ii)
Company Performance RSU Award	4.3(a)(ii)

Company Recommendation	5.3(b)
Company Related Parties	10.15
Company Reports	5.5(a)
Company RSU Awards	4.3(a)(iii)
Company Stock Options	4.3(a)
Company Stockholders Meeting	7.4
Company Termination Fee	9.5(b)(iii)
Company Vested Performance RSU Shares	4.3(a)(ii)
Completion of CFIUS Process	8.1(b)(iv)
Confidentiality Agreements	10.7
Continuation Period	7.9(a)
Contract	5.19(a)(xiii)
control	5.1(b)
controlled by	5.1(b)
controlling	5.1(b)
Credit Agreement	6.5
Credit Agreement Financing	6.5
Current Financial Assets	6.5
DGCL	1.1
Dissenting Shares	4.2(f)
Dissenting Stockholders	4.2(f)
DTC	4.2(b)(iii)
DTC Payment	4.2(b)(iii)
Effective Time	1.3
Employees	5.8(a)
Environmental Claim	5.12(c)
Environmental Laws	5.12(a)
Equity Award Amount	4.3(b)
Equity Award Amounts	4.3(b)
ERISA	5.8(a)
EUMR	5.4(b)
Exchange Act	5.4(b)
Exchange Fund	4.2(a)
Excluded Share	4.1(a)
Excluded Shares	4.1(a)
Executive Officers	7.1(b)(xvii)
Existing Credit Facility	7.13(a)(x)
FCA	5.10(a)
FCPA	5.10(a)
FDA	5.10(d)
FDCA	5.10(a)
Financing	6.5
Financing Source	10.2
GAAP	5.5(e)
Government Contract	5.21
Governmental Entity	5.4(b)

HSR Act	5.4(b)
IFRS	7.13(a)(i)(C)
Indebtedness	5.19(a)(xiii)
Indemnified Parties	7.11(a)
Insurance Policies	5.15
Intellectual Property	5.14(h)
IP Contracts	5.19(a)(xi)
IRS	5.8(c)
Joint Notice	7.5(e)
Key Customers	5.22(a)
Key Suppliers	5.22(b)
Knowledge	5.7(c)
Laws	5.10(a)
Leased Real Property	5.17(b)
Leases	5.17(b)
Liability(ies)	5.7(d)
Licenses	5.10(a)
Lien	5.2(b)
Material Contract	5.19(a)(xiii)
Materials of Environmental Concern	5.12(a)
Merger	Recitals
Merger Sub	Preamble
NASDAQ	5.4(b)
New Financing	7.14(b)
Non-U.S. Benefit Plan	5.8(b)
Option Amount	4.3(a)(i)
Order	8.1(c)
Other Antitrust Laws	5.4(b)
Other Service Providers	5.8(a)
Owned Real Property	5.17(a)
Parent	Preamble
Parent Board	Recitals
Parent Disclosure Schedule	10.7
Parent Related Parties	10.15
Paying Agent	4.2(a)
Paying Party	9.5(d)
Payment Recipient Party	9.5(d)
Per Share Merger Consideration	4.1(a)
Permitted Liens	5.17(c)
Person	4.2(d)
Preferred Stock	5.2(a)
Products	5.10(a)
Proxy Statement	7.3(a)
Qualifying Proposal	9.5(b)(i)
Real Property	5.17(b)
Reconciled Consolidated 2014 Financial Statements	7.13(a)(i)(C)

Reconciled Consolidated Interim Financial Statements	7.13(a)(i)(E)
Record Holder	4.1(b)
Registered Company IP	5.14(a)
Representatives	7.2(a)
Required Financial Information	7.13(a)(i)(E)
Requisite Company Vote	5.3(a)
Restrictive Covenant	5.9(a)
Retained Current Financial Assets	7.14(a)
Reverse Termination Fee	9.5(c)
RSU Amount	4.3(a)(iii)
Sarbanes-Oxley Act	5.5(a)
SEC	Article V
Securities Act	5.2(b)
Share	4.1(a)
Shares	4.1(a)
Stock Plans	5.2(a)
Subsidiary	5.1(b)
Superior Proposal	7.2(c)
Surviving Corporation	1.1
Takeover Statutes	5.11
Tax	5.13(h)
Tax Authority	5.13(h)
Tax Law	5.13(h)
Tax Return	5.13(h)
Tax Sharing Arrangement	5.13(h)
Taxes	5.13(h)
Termination Date	9.2(a)
Trade Secrets	5.14(h)
Transactions	5.4(a)
U.S. Benefit Plans	5.8(b)
Unaudited Consolidated Interim Financial Statements	7.13(a)(i)(D)
under common control with	5.1(b)

A-4